Exhibit 99.2

Fulfilling the Mission

Winning the Future

China Southern Airlines Company Limited

2020 Corporate Social Responsibility Report

2021

1

Table of Contents

Opening	1

1 About this Report	1

2 Letter from the Chairman	2

3 About Us	7

3.1 Overview	7

3.2 Party Building	9

3.3 Development Strategy	10

3.4 Corporate Governance	11

3.5 Management of Investor Relationship	13

4 Social Responsibility Management	13

4.1 Background of Sustainable Development	13

4.2 CSR Governance	15

4.3 Analysis of Material Aspects	16

4.4 Communications with the Stakeholders	19

5 Value Creation in the 13th Five-Year Plan	21

6 Focus on 2020	23

6.1 Practice the Mission and Win the Battle of Pandemic Prevention and Control	23

6.2 The North and the South Echo and Fly Together to Serve the Country	36

6.3 Get Rid of Poverty and Strive for a better off life	46

6.4 Green Flight, Implement the Green Development Strategy	58

Main Report	63

1 Safe and Happy - Guarding the Journey at Ease	63

1.1 Safety Management	63

1.2 Aviation Safety	67

1.3 Passenger Safety	73

1.4 Occupational Health and Safety	74

2 Green Environmental Protection, Starting a Low Carbon Journey	77

2.1 Environmental Management	77

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2.2 Response to Climate Change	79

2.3 Green Operation	82

2.4 Advocate Green Environmental Protection	85

3 Affinity and Refinement - Creating a Warm Journey Together	88

3.1 Passenger Services	88

3.2 Freight Services	100

3.3 Customer Relationship	102

4 Efficient and First-class, Creating a Value Journey	106

4.1 Compliance and sSable Speration	109

4.2 Innovation, Reform and Development	133

4.3 Supplier Management	116

4.4 Strengthen Exchanges and Cooperation	120

5. Side by Side, Sharing a Harmonious Journey	122

5.1 Help Employees Grow	122

5.2 Contribute to a Harmonious Society	128

Appendix to Report	134

1 Looking into the Future	134

2 Appendix 1: List of Policies and Regulations	136

3 Appendix 2: Performance Data	139

4 Appendix 3: Indicator Index	143

5 Appendix 4: Third-Party Authentication	149

6 Appendix 5: Feedback Form	149

7 Appendix 6: Compilers List	150

3

Opening

About this Report

This is the 14th Annual Corporate Social Responsibility report of China Southern Airlines Company Limited. Based on the principles of objectivity and transparency, the many positive achievements of the Company in the fields of economy, environment and social responsibility are presented in detail.

Reliability Assurance

The Board of Directors … and all directors of the Company certify that this report contains no false records, misleading statements or major omissions, and accept liabilities for the truthfulness, accuracy and completeness of this report in total.

Reporting Period

The reporting period spans January 1 to December 31, 2020. In order to enhance the comparability of the report, it should be extended appropriately.

This report is issued concurrently with the China Southern Airlines Annual Report. The previous CSR annual report was issued in March 2020.

Scope

The indicators disclosed in this report is mainly sourced from China Southern Airlines, and some indicators are extended to China Southern Air Holding Company Limited. The data disclosure scope has been specified in detail in this report.

Source of Data

Financial data used in this report were extracted from audited annual reports of China Southern Airlines and other data were sourced from public data of government departments or official corporate documents and statistics. Unless otherwise stated, all financial data in this report are expressed in Renminbi (RMB).

Compilation Basis

•	Guidelines Concerning State-Owned Enterprises’ Fulfilling Social Responsibilities published by the State-Owned Assets Supervision and Administration Commission (SASAC).

•	Environmental, Social and Governance Reporting Guide published by the Hong Kong Stock Exchange (HK-ESG).

•	Guidelines on Preparation of Corporate Social Responsibility Report Notice on Further Improving Disclosure of Poverty Alleviation Work of Listed Companies （published by the Shanghai Stock Exchange）.

•	GRI Sustainability Reporting Guidelines (GRI Standards) issued by Global Reporting Initiative (GRI), and

•	GB/T 36001-2015: Guideline on the Compilation of Corporate Social Responsibility Report.

Name Descriptions

For convenience of expression, all references to “China Southern Airlines”, “the Company” or “we”, herein refer to China Southern Airlines Company Limited, or “China Southern Air Holding Company Limited “or “the Group”. The reference to “Xiamen Air” refers to “Xiamen Airlines Company Limited”. All subsidiaries are in the form of “region + the name of the branch”.

Access to the Report

This report is presented in both Chinese and English and published in both printed and electronic formats. You may browse or download this report online on the official website of China Southern Airlines at www.csair.com.

For any questions or suggestions, please contact:

China Southern Airlines Company Limited.

Address: No.68 Qixin Road, Baiyun District, Guangzhou, China

Official Website：www.csair.com

Contact: Li Ling

E-mail: liling-a@csair.com

Letter from the Chairman

2020 was an extraordinary year. Faced with the extreme challenges brought about by the COVID-19 pandemic, China Southern Airlines, proudly standing tall as the largest airline in the People’s Republic of China, fully implemented the decisions of central and superior authorities, resolutely shouldering the responsibility of the central enterprises to win three battles.

First, strategic results have been achieved in the fight against the COVID-19 pandemic, achieving zero infections on passenger planes on all international and domestic flights and zero infections to all employees and senior managers.

Second, our airline’s active operational response achieved a vibrant phased victory. With the largest fleet in both China and greater Asia, and shouldering the worst impacts of COVID-19, our operational response achieved significant results and outperformed the general aviation trend.

Third, substantial progress has been made in the battle for high-quality development. The special activities of benchmarking world-class management, five major structural adjustments and optimizations and lean cost management have continued to press forward and the “Double Hundred Action” mixed ownership reform model has been successfully implemented.

Resolutely adhering to the bottom line of flight safety and promoting the construction of seven safety systems, China Southern Airlines coordinated and carried out activities such as the three-year special rectification of safety production, the “three awes” publicity and education and safety rectification. There were no Company liabilities throughout the year and China Southern Airlines recorded 21 consecutive years of flight safety and 26 years of air defense safety. China Southern Airlines’ flight safety levels maintained the Company’s leading position in China’s civil aviation industry.

China Southern Airlines closely followed all COVID-19 pandemic prevention and control measures. A leading group for pandemic prevention and control was set up to immediately launch the Company’s first level response to major public health emergencies and 44 documents including the sixth edition of prevention and control guidelines and the second edition of overseas pandemic prevention and control guidelines were printed and distributed.

Given this global crisis, passenger control was well managed; flights to/from key international countries and regions were severely reduced; flight capacity was limited by technical means and the on-board meal and service process - China Southern Airlines’ exclusive “On Demand Dining” - was simplified. Our senior managers strengthen staff protection, implementing fixed scheduling, centralized management and isolated high-risk flight crews when needed.

Regarding anti-pandemic transportation as the “top priority” task, a total of 19,000 flights were scheduled to transport more than 25,000 medical personnel and 29,000 tons of anti-pandemic materials as well as taking back more than 24,000 Chinese citizens stranded abroad to our Motherland.

For the first time, China Southern Airlines introduced a policy of free transportation for all pandemic prevention materials, with a total of 1,017 tons of freely moved within China and the international community.

As we look forward to the full return of work and airline production, China Southern Airlines has responsibly taken its key role of civil aviation during this special period, sparing no effort to resume domestic flights, vibrantly organized the resumption of charter flights and introduced two new cargo aircraft.

China Southern Air Cargo led the way with the resumption of flight operation of our 747 cargo aircraft which led to the restoration of cargo production and the stability of the aviation industrial chain supply chain.

By the end of 2020, the flight execution rate has recovered from 10% of the lowest point to 92.78%, 5.65 percentage points higher than the industry standard; the daily utilization rate of cargo aircraft has reached the highest level of 16.8 hours and 8,431 passenger aircraft to cargo aircraft flights had been organized.

Our successful marketing efforts worked to create a strong service brand. Precise management control and lean flight operations gained an annual flight punctuality rate in 2020 of 89.88%, 1.36 percentage points higher than that of the entire global aviation industry.

The China Southern’s dual brand management and service improvement committee(s) were established to promote the large-scale service of China’s largest airline. China Southern’s detailed process tracking of luggage obtained IATA full network compliance certification. The three major airlines of China had the lowest complaint rate of CAAC to again earn the accolades of the national “benchmarking enterprise of customer satisfaction”.

Helping to fight poverty and its varied poverty alleviation modes of “aviation leading, industry driving, education consolidating, care and assistance, sunshine poverty alleviation”, China Southern Airlines’ employees filled varied roles to carry out poverty alleviation work in 21 villages, two counties, 12 provinces and autonomous regions, such as Xinjiang and Guangdong.

In total, China Southern Airlines dispatched 83 poverty alleviation staff to temporary posts and villages with the mission to help all areas out of poverty. Since 2018, China Southern Airlines has invested 84.02 million yuan in designated poverty alleviation counties, provided 4,498 jobs, built two Sky Pearl Club primary schools and one kindergarten to earn the highest “good” grade of central unit’s designated poverty alleviation assessment during both 2018 and 2019.

China Southern Airlines continues to promote green flight. Through the optimization of aircraft structure; route planning; single engine taxiing and precise cargo and passenger luggage stowage, energy conservation efforts were enhanced and emission reductions continued to fall.

The annual fuel consumption per ton kilometer decreased by 6.6% year on year. Since October 2018, China Southern Airlines invested 516 million yuan to promote energy utilization of fuel vehicles in the airport control area; vigorously promoted the replacement of APU with bridge power supplies to save 116,000 tons of aviation jet fuel while being an innovator of information technology.

Large scale dynamic map route planning has been included in the national key research and development projects and has been rated as “advanced unit of blue sky defense work” by the CAAC “Unit for Blue Sky Defense” of the Civil Aviation Administration.

2021 is the first year of the “14th Five-Year Plan”, the beginning of a new development pattern, and the 100th Anniversary of the founding of the Communist Party of China.

China Southern Airlines will always maintain its unremitting goals of flight safety to work hard, forge ahead, resolutely win seven tough battles, accelerate high-quality development and continue to advance toward the goal of building a world-class air transport company and celebrate the 100th Anniversary of the founding of the Communist Party of China with exceptional results!

Chairman of China Southern Airlines Co., Ltd.

Ma Xulun

3. About Us

3.1 Overview

Headquartered in Guangzhou, China Southern Airlines Co., Ltd. was established in 1995, listed on the stock exchanges in Hong Kong and New York in 1997 and the Shanghai Stock Exchange in 2003.

China Southern Airlines operates domestic, international and regional regular and irregular air passenger, cargo, mail and luggage transport services. It has the largest number of transport aircraft, the most developed route network and the largest annual passenger volume of any airline in the People’s Republic of China.

In recent years, China Southern Airlines has made every effort to build the headquarters hub in Guangzhou at Baiyun International Airport and the main hub in Beijing at the new Daxing International Airport.

Both Beijing and Guangzhou work concurrently to form a dual hub pattern of “North-South echo and flying together”. The Company continues to operate and expand the route network, providing safe, reliable, convenient and comfortable air transport products and services to meet people’s needs for better travel and promote the construction of a world-class air transportation company.

As of the end of 2020, China Southern Airlines operated 173 routes, 1457 new domestic routes and 8 new international and regional routes throughout the year.

Table: 2020 fleet structure (data to be added)

Types of the aircraft	2020
Passenger Aircraft
A380 series	5
A350 series	8
A330 series	45
A320 series	325
B787 series	37
B777 series	15
B737 series	401
EMB190 series	9
ARJ21 series	6
Cargo aircraft
B777 series	14
B747 series	2

Total	867

In the past year, the main honors that China Southern Airlines Group has earned include:

Won the “National Advanced Unit of Transportation System to Fight the the COVID-19 Pandemic” by the Ministry of Transport;

Won the “Best Airline” and “Innovative Service Award” in the 6th CAPSE Civil Aviation Passenger Service Evaluation, and

Won the “China Air Transport Association Civil Aviation Science and Technology Award (third place)” by Civil Aviation Administration of China and China Air Transport Association.

•	International Air Transport Association (IATA) “2019 Best Practice Airline for Off-site Check-in” and “Open AIR Project Level 0 Certification”

•	“Market Quality Credit Rating AAA” and “Customer Satisfaction Benchmark Enterprise” by China Quality Association;

•	The “Outstanding Responsible Enterprise Award of the 2019 China Corporate Social Responsibility Ranking” at the China Corporate Social Responsibility Annual Conference;

•	The “Weibo 2020 Most Influential Aviation Organization” on Sina Weibo, and

•	The Boeing 777 fleet of the Flying Corps was awarded the “National Advanced Group in Fighting the New Coronary Pneumonia Pandemic”.

3.2 Party Building

Upholding party leadership and strengthening party building are the foundation of state-owned enterprises. China Southern Airlines adheres to the guidance of Xi Jinping Thought on Socialism with Chinese Characteristics for a New Era, consistently promotes quality of party building, leading high-quality development of party building and provides valued leadership in building a world-class air transport company.

To strengthen ideological and political education, China Southern Airlines hosted the first “Pioneer Cup” micro party class competition and the first “Pioneer Cup” skill competition for Party branch secretaries. These events were held to build a team of Party organization secretaries with “three understandings, three abilities and three excellences”.

The Company placing the focus on air crews and carrying out special research on Ideological and political work, holding ideological and political work meetings for air crews while issuing guidance and promoting the construction of Ideological and political work system with air crew characteristics.

China Southern Airlines deepened the central inspection and rectification which allowed for special inspections of the central inspection and rectification; supervise and inspecting 22 rectification leading units and consolidating the effectiveness of the central inspection and rectification activities.

This allowed for more than 130 rectification measures to be formulated, 125 of which have been rectified, five continuous rectification measures have achieved initial results and 51 rules and regulations established in the rectification process have been effectively implemented.

China Southern Airlines works at the crossroads of grassroots sales and marketing and distributes guidance and opinions for employees at the very local level to carry out the “double contentions” activities.

Staff “go deep” to help carry out special investigations on the integration of party building into the central work, formulate guidelines for party building and actively explore effective carriers for party building to integrate and serve the central work.

These special teams also strengthen the construction of all employee teams to develop an analytical plan and introduce an employee exchange system. This allows for an internal inventory survey of the professional system, and form a “one report and five checklists.”

Staff then work in unison to build a new evaluation system, improve the daily employee evaluation and the necessary follow-up with senior management as well as large scale operation that take the lead in realizing the tenure system and contractualization in the Double Hundred Enterprises.

3.3 Development Strategy

2020 closed out the 13th Five Year Plan and the beginning year of the 14th Five Year Plan. The 14th Five Year Plan period is a critical one for China Southern Airlines to build itself into a world-class air transportation enterprise as China Southern Airlines continues to adhere to new development concepts and serves the new development pattern. With the theme of promoting high-quality development, the Company is working to compile the 14th Five Year Plan development plan, adhere to the five major developments while implementing the five major strategies and promoting the six major actions that will culminate in the realization of the six major changes to speed up the construction of itself as a world-class air transport enterprise and strive to make greater contributions to the overall construction of a modern Socialist country.

•	Five Major Developments

Safe, high-quality, innovative, cooperative and shared development.

•	Five Strategies

Hub network, ecosystem, innovation-driven, lean and control and brand management strategy.

•	Six Actions

Special rectification of production safety; deepening key reform breakthroughs; grasping major strategic opportunities; improving benchmarking of first-class management; improving service quality, and adjusting and optimizing five major structures.

Six Changes

From speed to quality … from comprehensive market expansion to key breakthroughs; from relatively single industry to highly related diversified industry; from plan management to market operation; from traditional business model to digital and ecosystem and from extensive management to refined management.

3.4 Corporate Governance

Since its establishment, China Southern Airlines has strictly complied with the requirements of national laws and regulations and formulated corporate governance documents such as:

•	Articles of Association

•	Rules of Procedure for the General Meeting of Shareholders

•	Rules of Procedure for the Board of Directors, and the Rules of Procedure for the Board of Supervisors

All efforts further improve the governance structure and system construction, comprehensively regulate corporate governance and assist in the long-term and steady development of the Company.

Extended Reading: Please refer to the annual report of China Southern Airlines for details of corporate governance structure and governance mechanism.

3.5 Management of Investor Relationship

China Southern Airlines follows the regulatory requirements of listed companies to carry out information disclosure and ensure operational transparency. China Southern Airlines’ senior managers continuously strengthen the management of information disclosure, make full use of Internet tools for investor communication and hold the annual performance conferences via cloud video.

In 2020, the Company hosted and participated in more than 60 meetings, communicated with nearly 700 investors and analysts; reviewed and released 188 A-share announcements (including corporate bonds) and 211 H-share announcements in Chinese and English, maintained “zero complaints” and “zero errors” and obtained A-level evaluation of information disclosure of Shanghai Stock Exchange for seven consecutive years.

4 Social Responsibility Management

4.1 Background of Sustainable Development

•	Challenges and Opportunities

•	The COVID-19 pandemic had a huge impact on the global aviation industry and the overall air passenger transport market demand has dramatically slowed.

•	Intensified competition among global airlines, while facing challenges from other modes of transportation such as ever-improving high-speed rail networks.

•	Climate change and increased environmental pollution have led to increasing attention to the low-carbon development of the aviation industry as China announced its goals to be carbon neutral.

•

Continued “One Belt One Road” construction; coordinated development of Beijing-Tianjin-Hebei and the Guangdong-Hong Kong-Macao Greater Bay Area, Hainan Free Trade Port and other important developments.

•	China’s deeper reforms to the international community bringing major growth opportunities, and

•	The rapid growth of civil aviation transportation has been transformed into a strong air transportation country.

•	China Southern Airlines advantages

•

China Southern Airlines’ extensive route network and capacity is in line with the national transportation strategy and efficient air services continues to be the new development pattern of domestic and international air services.

•

The domestic China Southern Airlines market share ranks first among all domestic airlines of China as the Company rebounds from the COVIF-19 pandemic and its leadership in realizing a full business recovery.

•

China Southern Airlines’ “Belt and Road Initiative” route network is now complete, and has become dynamic force in aviation connectivity between China and the many countries and regions along the “Belt and Road”.

•	China Southern Airlines has fully transferred flight operations to Beijing Daxing International Airport …. moving into the Guangzhou-Beijing “dual hub” era.

•	The Company continues to optimize its strategic investments to promote a number of structural reforms.

•	Concurrently, the Company adheres to innovation-driven development, to improve the level of informatization, and accelerate the pace of digital and intelligent transformation.

•	Implement the national green development strategy to promote green flight, and

•	Go all out to win the fight against poverty and complete the tasks of the designated poverty alleviation.

4.2 CSR Governance

The Company has implemented the requirements of the State-owned Assets Supervision and Administration Commission of the State Council, the Hong Kong Stock Exchange and the Shanghai Stock Exchange for its Corporate Social Responsibility efforts; formulate the “Social Responsibility Management Manual” and “Social Responsibility Management Manual Sub-volumes”; establish a social responsibility governance structure and clarify the responsibilities of all parties.

The “Measures for the Management of Social Responsibility Demonstration Bases” was also launched to further standardize the steady development of the Company’s Corporate Social Responsibility activities and enhance the Company’s CSR governance capabilities.

The Corporate Social Responsibility Steering Committee is chaired by the chairman and general manager of China Southern Airlines and the Group Company’s in-charge leader serves as the deputy director.

It is the highest decision-making body for CSR management, responsible for decision-making, leadership and promotion of the Company’s Corporate Social Responsibility work, approving annual CSR reports and others matters dealing with major issues in Corporate Social Responsibility work.

The CSR Working Office, which is set up with the Company’s Publicity Department, is responsible for implementing the resolutions of the Corporate Social Responsibility Steering Committee including preparing the annual social responsibility report, organizing CSR projects as well as coordinating the Company’s social responsibility research, training, communication and dissemination and other related efforts.

The CSR Working Office, composed of leaders of the functional departments of the headquarters and subordinate units, is responsible for the management and information disclosure of the corresponding CSR issues, formulating management objectives and measures, regularly monitoring the progress of varied CSR issues and participating in the preparation of Corporate Social Responsibility reports.

4.3 Analysis of Material Aspects

In order to better understand the expectations and demands of stakeholders, China Southern Airlines continually strengthens its outreach communication and exchange among stakeholders and clarifying the key issues in areas such as:

•	Safety

•	Environment

•	Service

•	Staff

•	Society and Economy, and

•	Information Disclosure

Aspects Identification

On the basis of carding issues related to GRI, ESG, MSCI and other international standards and guidelines on Corporate Social Responsibility, this report benchmarked the sustainable development goals of the United Nations, the latest development trend and key aspects of the global aviation industry, combined with the important practice of Corporate Social Responsibility of China Southern Airlines have formed the Social Responsibility Aspects Library of China Southern Airlines.

Aspects Survey

A survey was conducted by issuing the questionnaire on material aspects of China Southern Airlines during the year 2020. Government, investors, customers, employees, airline managers, partners, communities and other stakeholders and senior managers were invited to evaluate the importance of all CSR aspects.

Aspects Selection

Based on the attention of stakeholders and the importance to the sustainable development of China Southern Airlines, Corporate Social Responsibility is the focus of attention and response in this report.

•	Aspects Review

The screening and analysis results are primarily reviewed through two important channels … internal management and external experts to confirm important CSR aspects and disclose the management methods and indicators of material aspects in a reasonable manner in this report.

Table: Material Aspects of China Southern Airlines

No.	Material Aspects	Key Area	Supporting SDGs
1	Ensuring safe flight operations	Safety
2	Passenger health and safety
3	Employee occupational health and safety

4	Responding to climate change	Environment
5	Waste disposal
6	Sustainable use of resources

7	Reducing the rate of flight delays	Service
8	Protecting passenger privacy
9	Convenient business processing
10	Creating a positive passenger air travel experience
11	Passenger satisfaction

12	Employee training and education	Employee
13	Diversity and equal opportunities
14	Employee compensation and benefits

15	“One Belt One Road” responsibility fulfillment	Society
16	Targeted poverty alleviation
17	Responding to the COVID-19 pandemic

18	Anti-corruption	Economy
19	Supplier performance
20	Regulatory compliance

Figure: Important analysis/matrix of the material aspects of China Southern Airlines

4.4 Communication with the Stakeholders

China Southern Airlines follows a diversified communication mechanism that allows for active communication with stakeholders through multiple channels and to fully protect the rights of all stakeholders to participate in building a dynamic stakeholder relationship.

Stakeholders	Expectations and Demands	Communication Channels and Methods
Investor	Protect the interests of shareholders controlling the risk. Return on investment. Important information disclosure.	Board of Directors. General meeting of shareholders. Supervisory Board Meetings. Periodic reports and announcements.

Government	Obey the law. Pay taxes according to the law. Implement the national strategy. Promote employment. Serve people’s livelihood.	Special report. Survey and visit. Project cooperation. Work meetings. Statistical reports.

Environment	Energy saving and emission reduction. Coping with climate changes. Protect ecology and reduce pollution. Reducing noise reduction.	Green flight. Ground environmental protection. Application of noise reduction measures.

Client	Continuous safety and quality services. Quick response to customer comments or complaints. Protect customer privacy.	Safety management system. Customer relationship management and online services.

Staff	Safeguard the rights and interests of employees. Strengthen staff training. Continuous improvement of employee compensation and benefits. An open and transparent human resource policy.	Staff representative conference. Diversified staff training. Salary system reforms. Integrated management of employees.

Supplier	Honest business development.	Transparent procurement training. Hosting technical exchange seminars.

Financial Institutions	Improve debt solvency. Reduce business risks.	Strengthen compliance management. Improve management levels.

Community	Helping targeted poverty alleviation. Carry out voluntary services.	Carry out targeted poverty alleviation. Support charitable activities.

Media	Establish information channels to transmit the “voice” of China Southern Airlines.	News releases. Press conferences.

Peers	Fair and friendly cooperation. Healthy and harmonious industry development.	Strengthen cooperation. Exchange study and forum meetings.

5 Value Creation in the 13th Five-Year Plan

It is also Five-Years of extensive Company planning and positive results that have led to additional safety flight benefits that fully promotes the full range of China Southern Airlines’ service by deepening reform and innovation as the Company strives for sustainable development and comprehensive economic, social and environmental values.

Indicator	End of 2015	End of 2020
Total number of aircraft in operation	667	867
Total transportation turnover (100-million-ton km)	223.88	208.05
Freight and mail transportation volume (10,000 tons) finance department	151	146
Safe flight time (10,000 hours)	220	208
Accumulated safe flight time (10,000 hours)	1529	2,508
Ten-thousand-hour rate of accident symptom	0.034	0
Passenger transport (100-million-person times)	1.1	0.97
Normal flight rate (%)	68.53	89.88
CO2 emissions per ton-kilometer (Tons/10,000 tons kilometers)	9.52	9.29
Fuel consumption per ton-kilometer (Tons/10,000 tons kilometers)	3.02	2.95
Complaint rate(‰)	0.40	0.1320
Number of employees (10,000)	8.72	10.04
From 2016 to 2020, the accumulated investment in Poverty Alleviation (10,000 yuan)

Note: flights reduced due to the epidemic

6 Focus on 2020

6.1 Practicing the mission and winning the fight against the COVID-19 pandemic

In 2020, the sudden COVID-19 pneumonia pandemic cut a deep swath across the international community and dramatically impacted the world economy and people’s livelihoods.

China Southern Airlines’ senior managers regard the prevention and control of the pandemic as its most urgent task as they have meticulously studied and implemented the spirit of General Secretary Xi Jinping’s important speech and instructions on pandemic prevention and control and gave full play to the advantages of aviation.

Anti-Pandemic Report Card

•	0: No passengers on any domestic and international flights of China Southern Airlines were infected with COVID-19 during the boarding process and no Company employees were infected at work.

•	19,000: The Company operated 19,000 flights in the transportation of anti-pandemic personnel, including 208 anti-pandemic charter flights in Hubei Province.

•	29,000 tons: The Company safely transport 25,000 medical personnel, 29,000 tons of anti-pandemic materials of which 1,017 tons of anti-pandemic materials are transported free of charge.

•	10 million: The Company donated 10 million yuan, 10,000 sets of protective clothing and 30,000 masks to Hubei Province.

•	310,000 pieces: The Company donated more than 310,000 pieces of medical supplies to international aviation partners, and

•	4,000: China Southern Airlines established 120 youth teams to fight the pandemic with nearly 4.000 Company staff members joining the fight against the pandemic.

Precise Strategy Against the Pandemic

The leading group for pandemic prevention and control was immediately established in early 2020 and the first-level response to this unprecedented public health emergency was initiated … and successively issued the “China Southern Airlines Group Party Group on the in-depth implementation of the important instructions of General Secretary Jinping”.

These and many more progressive efforts strengthen the party’s leadership to win the prevention and control of the pandemic including “Implementation Opinions on Providing Strong Political Guarantees for the War” and “Measures for Further Strengthening the Key Period of Prevention and Control of the Novel Coronavirus Infection and Pneumonia Pandemic”, were coordinated and promoted China Southern Airlines’s pandemic prevention and control work and gathered together a strong effort to combat COVID-19.

Building the “Air Bridge”

During the pandemic, China Southern Airlines arranged for substantial transshipments of medical staff and anti-pandemic materials that directly impacted the lives of tens of thousands of people.

China Southern Airlines continually takes the initiative to undertake major transportation support tasks in the fight against the pandemic.

Concurrently, China Southern Airlines actively extends a helping hand to its varied international partners to build an “air bridge” and jointly contribute to the fight against the pandemic.

Emergency medical charter flights were arranged to transport medical support teams from all over the country. Starting on New Year’s Eve, medical personnel and medical supplies were transported to support Hubei Province, which was one of the first batch of medical support civil aviation charter flights.

The green channel for the air transportation of aid materials was opened to provide complimentary air transportation and priority guarantee for donated materials at home and worldwide and the clearance speed of anti-pandemic materials reached five times of that of standard flights.

China Southern Airlines is committed to freely move the donations of medical materials and creatively used the advantages of the airline’s international regional marketing centers and business departments, seeking sources of medical materials in short supply, open up green channels for procurement, customs clearance and logistics and ensure that “life materials” were delivered to Hubei as soon as possible to fight against the pandemic.

When taking Chinese citizens back home to China from numerous international destinations, China Southern Airlines’ senior managers arranged for varied charter flights to pick up more than 24,000 stranded passengers from more than 10 countries, including the United States, United Kingdom and Russia.

Case Study: Boeing 777 Fleet: Elite Air Guard

In the face of novel coronavirus pneumonia, the Boeing 777 pilot went back wrote an invitation to join the vanguard of the war against COVID-19.

The 777 pilot gave up precious time with his family to successfully complete 36 important flights and safely transported back more than 4,500 passengers, including five time-sensitive flights to Wuhan for medical rescue of 1,294 medical personnel, and more than 100 tons of materials and set up an “air life” transportation channel for pandemic prevention and control.

In September 2020, the China Southern Airlines Boeing 777 cargo fleet earned the honorary title of “Advanced Collective” at the National Commendation Conference for Fighting the New Coronary Pneumonia Pandemic.

“It is you who have spared no effort to immediately deliver us safely to Wuhan and sent Guangdong’s medical treatment force to the majority of Wuhan citizens. It is also your enthusiastic and meticulous service that brought us back to our warm home!”

•	The first batch of Guangdong medical aid teams on the China Southern Airlines 777 cargo flight wrote a joint letter of thanks to the team.

Photo: Hero Fleet - China Southern Airlines Boeing 777 cargo fleet.

Case: “Mask Flight” Carrying a Sincere Heart

On February 3, 2020, China Southern Airlines flight CZ634 flew from Nairobi, the capital of Kenya, to Guangzhou.

Unlike standard flights, the cargo warehouse and cabin of this aircraft were filled to the brim with medical supplies donated by ethnic Chinese living in Kenya.

At the beginning of the COVID-19 outbreak, the situation in the Motherland deeply impacted the hearts of overseas compatriots.

Chinese citizens and overseas Chinese living in Kenya collected more than 3,000 boxes of medical supplies. When the cargo warehouse was filled, the flight crew and the passengers worked together to move these precious “life-saving supplies”.

From the outbreak of the pandemic to the temporary suspension of the Nairobi route, there are seven such “mask flights” that have provided valuable supplies for the front line of the fight against the pandemic.

“Every mask, glove, and protective suit in the cabin seems to have a heartbeat. They come from Chinese compatriots who are separated by mountains and rivers!”

- Xu Danqi, 777 Captain of the “mask flight”.

Case Study: No one will be left behind - taking overseas students back home to China.

On May 8, 2020, due to US flight delay some time ago, 110 international students preparing to return from Amsterdam on China Southern Airlines flight CZ308 were stranded and unable to return to China as the students may be required to be quarantined at the airport for at least one week.

In order to ensure the smooth return of overseas students, China Southern Airlines Amsterdam Sales Department coordinated with the Operation Command Center and Customer Service Department to initiate the emergency plan, contact the local airport dispatcher to arrange for the landing of the previous flight to shorten any transfer time and arrange an airline representative to assist in the passenger transfer. It only took 40 minutes to ensure the smooth transfer of 110 passengers, allowing overseas students to return to the embrace of their Motherland.

“China Southern Airlines did not give up on us! I am really touched! Thank you everyone for your care and concern! From taking our body temperature before boarding the plane and waving goodbye when we departed the aircraft, I can still feel your warmth even if we can’t see your faces. Thank you for letting us go home without incident. Thousands of words cannot be combined into one sentence that shares our love for China Southern Airlines … gratitude, gratitude or gratitude!” - Classmate Lin who took the flight home on China Southern Airlines.

Photo: Flight Attendant’s Protective Clothing Says “Welcome Home”.

Case Study: Zhai Chenfei, one of the beautiful volunteer of pandemic prevention and control in China.

Zhai Chenfei is an pilot for the Hubei Branch of China Southern Airlines. During the pandemic, Mr. Zhai, 25, joined the volunteer service team and drove through the streets of Wuhan every day to help distribute large quantities of donated materials.

During his two months as a volunteer, he drove nearly 10,000 kilometers, delivered disinfectant water, vegetables and steamed bread to residents and hot pots to medical staff located in the remote Huoshen mountain, and cakes to nurses on their birthday. It is the silent dedication of countless volunteers like Zhai Chenfei that fills our Motherland with endless love and hope.

“Serving the people is really doing these things in a down-to-earth way and not just a slogan”.

- Zhai Chenfei

Photo: Zhai Chenfei (middle) and his Colleagues doing Volunteer Service.

Building a Firm “Air Defense Line” Against COVID-19.

In the fight against the COVID-19 pandemic, China Southern Airlines has always placed the safety and health of passengers and employees of paramount importance. The 6th Edition of the Prevention and Control Guidelines and the 2nd Edition of the Guidelines for the Prevention and Control of Overseas Pandemics have been issued successively and the prevention and control of COVID-19 during the entire flight process has been carried out, and staff protection has combined for double “zero” results of COVID-19 onboard every aircraft and “zero infection” of the virus in the airline’s workplace.

“You have achieved ‘zero infection’ on all domestic flights! How much effort was needed! Today I also personally experienced your awareness of strict enforcement of prevention and control. Bravo and congratulations to China Southern Airlines’ achievements!”

•	Zhong Nanshan, winner of the Medal of the Republic and Academician of the Chinese Academy of Engineering.

Photo: Academician Zhong Nanshan was invited to give a lecture on pandemic prevention and control.

Photo: Academician Zhong Nanshan Spoke Highly of the Service Work of China Southern Airlines.

Photo: Academician Chen Wei praises the service of China Southern Airlines.

The entire process of flight prevention and control weaves a thick safety net. Strictly implementing classified prevention and control of flights to span joint prevention and management of every flight, every link and every passenger.

China Southern Airlines is fully committed to:

•	Prevention and control of COVID-19 on all international flights

•	Reduce incoming flights from high-risk countries and regions

•	Limiting the number of passengers travelling on international flights, and

•	Protecting the safety of all passengers, flight crew and pilots.

Preparation for Departure: Before departure, each aircraft has been deeply disinfected and all flight crews has been provided with body temperature detection devices, surgical masks, gloves and other pandemic prevention supplies.

Passenger Check-in: Flight crew check the temperature of all passengers; disinfect their hands; complete a bi-lingual health declaration; adopt the mode of “one open and one close”; widen the contact distance between counter staff and passenger; mark the waiting areas with a beige control line to separate passengers and flight crew; arrange passengers to set in separate seats from one another; strictly implement a nucleic acid test prior to departure and verification for passengers to take an international return flight.

Passenger Check-in: According to the seat number, flight crew arrange and invite passengers to sit freely; open the queue distance when boarding; guide passengers to use self-service equipment to board and check the temperature of all passengers every four hours during each long-distance flight.

On-board Service: In the early stages of the pandemic it was found that the distribution of in-flight meals, newspapers, magazines, blankets, earphones and other service products caused cross infection and thus were cancelled.

China Southern Airlines regularly played COVID-19 anti-pandemic videos during every domestic and/or international flight and single-use, bi-lingual anti-pandemic reading materials were placed within each aircraft and updated daily.

China Southern Airlines has built a wall of COVID-19 prevention techniques according to different risk levels, different positions and different regions.

Protection standards for all airline employees were clearly defined and a personal protection manual was published to ensure the safety and health of all of China Southern Airlines’ more than 80,000 employees and senior managers.

Staff Pandemic Prevention

Improve the protection standards: Develop, publish and distribute a personal protection manual for all employees. The protection standards of different posts are defined in different levels and the staff of high-risk international routes are arranged regularly and managed centrally.	Strengthen the protection of front-line staff: Formulate guidelines for the protection of pilots, cabin attendants, security, maintenance, ground service, freight and other special posts and provide protective articles such as goggles, disposable gloves and masks for front-line staff.	Reduce aggregation: limit aggregation activities through the use of online video conferences and control the number of offline meetings by implementing staff peak crossing dining and other measures to reduce the risk of COVID-19 infection.

Figure: Staff Pandemic Prevention

Returning to Work and Production

As the pandemic situation in China continues to stabilize and the resumption of work and production in various places progresses, China Southern Airlines senior managers work tirelessly to open up its vast flight network by resorting flights, customizing return charter flights and ensuring material transportation in continuing the fight against COVID-19 to provide a safe environment for the resumption of work and production in various places.

Resuming Domestic Flights. When appropriate, China Southern Airlines is arranging for the resumption of its flight schedule as well as capacity allocation of previously grounded aircraft and available flight crews as well as designating hierarchical flight recovery plans for areas with different risk levels and the orderly restoration of routes in medium-risk areas to gradually restore routes in high-risk areas.

China Southern Airlines offers customized charter flights and simplify the process in its rapid response to provide governments and enterprises with a quick green channel for resuming work and production charter flights to meet the temporary and urgent needs of personalized resuming air transportation. This requires the organization of “point-to-point” poverty alleviation and resumption charter flights to help workers return to work safely.

China Southern Airlines continue to pay close attention to changes in the entry policy of various countries and carry out the restoration of international flights and the adjustment of aircraft types.

The Company is fixed at restoring flights for international students in Australia and New Zealand and increased the flight frequency from Guangzhou to Sydney, Melbourne, Auckland and other destinations in accordance with immigration policies of varied nations to help international students return to school and launched the “Overseas Student Recruitment Order” activity to provide preferential travel for overseas students.

China Southern Air Cargo has never been busier and more vital to the health of the Motherland.

The Company:

•	Introduced complimentary transportation of donated pandemic prevention materials.

•	Formulated the transportation guarantee scheme of pandemic prevention materials.

•	Establish a new cargo communication mechanism.

•	Green channel of pandemic prevention and rescue materials were unblocked 24 hours a day.

•	Ensures the smooth and orderly links of freight sales and operation, and

•	Opened all links for shipping space, security inspections, customs, loading and unloading unblocked.

Combined these and other measures taken by China Southern Cargo ensured that there is no mistake between rescue and pandemic prevention and freight transportation.

The COVID-19 pandemic will eventually pass and the red kapok flowers of Guangdong will again bloom bright and beautiful.

China Southern Airlines will continue to adhere to the spirit of the important speech and important instructions issued by General Secretary Jin Ping on coordinating the promotion of COVID-19 pandemic prevention and control and economic and social development and will not relax in the normalization of pandemic prevention and control … to win both pandemic prevention and control and economic development.

6.2 The North and the South Echo and Fly Together to Serve the Country

In 2020, China Southern Airlines made every effort to start a bold new journey in the era of the exciting Guangzhou - Beijing “double hub”, echoed by the north and the south.

The Company continues to:

•	Optimize its airline route network.

•	Upgrading the passenger travel experience.

•	Build an international aviation hub.

•	Speed up the construction of world-class air transport enterprises, and

•	Serve the national strategies such as the coordinated development of Beijing, Tianjin and Hebei and the construction of Guangdong, Hong Kong and Macao Bay area.

Set Sail from “Daxing” to the Future

The full realization of Beijing Daxing International Airport is not only a practical action of China Southern Airlines to serve the national strategy but a long-awaited development opportunity for China Southern Airlines to promote its own strategic breakthrough and high-quality development at the largest airport in the world.

As the largest main base airline of Beijing Daxing International Airport, China Southern Airlines has used a maximum effort to build a Beijing hub, optimize the layout of route capacity, build a convenient air transportation network to meet passenger travel needs and further help Daxing International Airport build a world-class aviation hub.

Transfers to Beijing Daxing International Airport

September 25, 2019

The successful departure of China Southern Airlines flight CZ3001 marked China Southern Airlines officially launched air services at Beijing Daxing International Airport.

October 27, 2019

The first 13 routes of China Southern Airlines are officially transferred to Beijing Daxing International Airport.

December 17, 2019

China Southern Airlines and British Airways signed a joint venture cooperation agreement at Beijing Daxing International Airport.

March 27, 2020

China Southern Airlines has built the largest operation control center in Asia, with 12 units and 72 seats in the core operation area.

April 10, 2020

Asia’s largest hangar aviation materials warehouse opened at Beijing Daxing International Airport.

April 12, 2020

China Southern Airlines transferred 50% of its flights from Beijing Capital International Airport to the new Beijing Daxing International Airport - marking the largest single-day aircraft transfer of China Southern Airlines.

April 29, 2020

Daxing Nanhang City opened and the units of China Southern Airlines in Beijing were fully stationed at the Company’s newly expanded Daxing base.

May 14, 2020

Guangzhou Aircraft Maintenance Engineering Co., Ltd. (GAMECO) - Asia’s largest hangar regular inspection line officially opened.

June 9, 2020

China Southern Airlines Flight CZ3139 departed from Wuhan Tianhe International Airport to Beijing Daxing International Airport and passenger air service between Wuhan and Beijing were officially restarted.

August 24, 2020

China Southern Airlines started the third batch of Daxing transfer work, with the transfer of 44 domestic flights to Beijing Daxing International Airport.

September 22, 2020

China Southern Airlines carries 10 million departing passengers from Beijing Daxing International Airport.

•	September 25, 2020

On the first anniversary of its entry into Beijing Daxing International Airport, the impact of China Southern Airlines’ permanent new Beijing hub has emerged.

•	October 25, 2020

With the last aircraft transfer to Beijing Daxing International Airport, China Southern Airlines completed its 100% transfer goals five months ahead of schedule.

Illustrated with Numbers

32%: 46 routes have been opened at Beijing Daxing International Airport, with 15,000 flights, accounting for more than 32% of the total number of flights at the new airport.

7.157 Million: 7.157 million passengers, 2.52 million pieces of luggage and 11204.5 tons of cargo and mail were moved by China Southern Airlines at Beijing Daxing International Airport during year 2020.

50%: At Beijing Daxing International Airport, four turn to MCT (shortest transfer time) standards have been reduced by 50% compared with that of Beijing Capital International Airport one of the best in the world!

94.30%: The punctuality departure rate at Beijing Daxing International Airport is 94.30%; the punctuality rate of departure flights at Beijing’s two airports is 92.91% and the docking rate of Daxing International Airport bridge is 91.14%.

Zero: 100% of the entire luggage tracking process is now realized for all inbound and outbound flights, and passengers can know the flight and luggage status in real time through “China Southern E-line”.

The amount of luggage lost since the opening of all China Southern Airlines flight from the new Beijing airport is zero.

28.8 Million: In the future, China Southern Airlines is expected to undertake 50% of all air passenger business volume at Beijing Daxing International Airport. The Company will spare no effort to build a “double hub” between Guangzhou and Beijing.

Before 2025, there will be more than 900 flights daily departures and landings at Beijing Daxing International Airport - carrying more than 28.8 million passengers.

As China Southern Airlines’ route network continues to be optimized, the airline will continue to emphasize its core routes from Beijing Daxing International Airport to Guangzhou and Shenzhen; this will allow for the maximum investments in Shanghai, Hangzhou, Chengdu, Chongqing, Changsha, Haikou, Sanya and other domestic airport markets so as to gradually build a number of brand express lines and open new Beijing Daxing International Airport to Pudong, Xiamen, Wenzhou, and Huizhou, Lanzhou, Kashgar and other airport destinations which in turn further increases the coverage and density of the Beijing transportation hub.

China Southern Airlines will continue to optimize the layout of its transport capacity. By taking advantage of the transition opportunities at Beijing Daxing International Airport, the Company will optimize the time layout, flight scheduling and transfer flight connections of all routes landing and departing from Beijing Daxing international Airport which in turn will provide extensive new travel services for passengers throughout the capital city region.

China Southern Airlines has launched its extensive transportation connection service at Beijing Daxing International Airport which will facilitate the travel of passengers.

The Company launched a series of ground transportation services covering light rail, high-speed rail, airport buses, airport shuttles and new valet airport parking. It only takes 19 minutes to reach the departure terminal at Beijing Daxing International Airport by the new subway Daxing Airport Line.

The entire process of high-speed rail connection from baggage check-in to check-in and boarding is 100% paperless to improve the passenger travel experience.

“I came to Beijing to travel. After buying an air ticket on China Southern Airlines, I got a 30 yuan high-speed rail cash back coupon. It took only 30 minutes for me to travel from Beijing west station to the new Beijing Daxing International Airport station. The entire travel experience was very smooth and fast … and I could enjoy the scenery all the way out of the high-speed rail window.”

—Ms. Zhang, passenger

Live up to the Great Trust and Building a Dream Bay

China Southern Airlines, through the action plan of China Southern Airlines Group, proudly serves Guangdong, Hong Kong and Macao in the Dawan District and the implementation opinions of China Southern Airlines Group in supporting Shenzhen to build a leading demonstration zone of Socialism with Chinese characteristics then clarifies the development pattern of “giving priority to Guangzhou and Shenzhen, with multiple supports”; continues to build the hub operations at Baiyun International Airport Guangzhou while improving the route structure of Shenzhen and Zhuhai, and promotes the “integration” of the Dawan District strategy to better serve the Guangdong-Hong Kong-Macao Greater Bay Area and support Shenzhen to build a pilot demonstration zone for socialism with Chinese characteristics.

Additional Reading: In 2020, the Civil Aviation Administration of China officially issued the “Implementation Opinions of the Civil Aviation Administration on Supporting the Coordinated Development of Civil Aviation in the Guangdong-Hong Kong-Macao Greater Bay Area”.

The issuance of a series of documents establishes that the Guangdong-Hong Kong-Macao Greater Bay Area will build a new pattern of regional coordinated development with multi-core drivers for international aviation hubs in Hong Kong, Guangzhou, and Shenzhen and multi-point linkage of airports in Macau and Zhuhai.

Together with Hong Kong and Guangzhou, Shenzhen has been included in the first core of the international aviation hub in the Greater Bay Area.

Building an air bridge for Dawan District to reach international, domestic and regional destinations.

Focus on investing in the second and third tier market capacity in East China, Central South and Southwest China.

Increase the number of trunk lines and increase the capacity investment in the mainstream market. Connect the hub at Baiyun International Airport Guangzhou with eastern and western Guangdong.

Build a “bay area” product system of transportation, service rights and network advantages. Develop comprehensive transportation options to meet passenger traffic demands and improve the express line of China Southern Airlines with complimentary air transfers. Further expand air catering, overnight accommodations, car rental and other tourism services.

Integrate sales resources and policies to improve the integration level of the airports in the Greater Bay Area.

Optimize channel management in Dawan Bay area through a channel management model, new assessment model and customer strategy.

Integrated customer service management to enhance the travel service experience of passengers in the Bay Area. Unify service standards and implement customer service systems of the Greater Bay Area Group. Optimize the maker system, simplify the enrollment process of frequent visitors.

Unify the market, coordinate the layout, and coordinate the development Network, Product, Market and Service integration.

Picture: Guangdong-Hong Kong-Macao Greater Bay Area “Integration” Strategy

“In the future, China Southern Airlines will strengthen the integrated construction of airports in the Dawan District, including Guangzhou and Shenzhen, and optimize the allocation of market, operation, security and other resources. China Southern Airlines will continue to increase its capacity investment in Shenzhen and improve its route network.”

— Liu Guojun, General Manager, Shenzhen Branch

On June 1, 2020, the CPC Central Committee and the State Council announced the construction of Hainan free trade port, proposing to promote the joint development of Hainan free trade port and Guangdong, Hong Kong and Macao Bay area.

China Southern Airlines will further improve the route layout from Hainan to Guangdong, Hong Kong and Macao, Yangtze River Delta and Northeast China and landed the first domestic aircraft leasing project which will aid in the development of core industries of Hainan aviation economic service chain.

6.3 Get rid of Poverty and Strive for a Better Life

It is a solemn promise made by the Party Central Committee to the people of China that all the rural poor people will be lifted out of poverty by 2020.

China Southern Airlines firmly implements the major decisions and plans of the Party Central Committee and the State Council; establishes a leading group for poverty alleviation and development; makes overall planning for poverty alleviation; explores and forms a characteristic poverty alleviation mode of “aviation leading, industry driving, education based, care and assistance, sunshine poverty alleviation” which helps win the battle against poverty and build a moderately prosperous society. By the end of 2020, Moyu and Pishan counties in Xinjiang, which are designated by China Southern Airlines to help the poor, have all achieved poverty alleviation.

Aviation Leader

Increase capacity investment. The operating passenger capacity of the China Southern Airlines Xinjiang Branch increased from 50 in 2014 to 60 in 2020 with an average annual growth rate of 7.61% in passenger traffic volume in Xinjiang; wide body aircraft were introduced and airlines were dispatched to Kashgar to transport agricultural products.

Improve the route network.The number of aid routes to Xinjiang increased to 36, connecting 23 cities in 16 aid provinces and cities.

Unblocking the “new channel” for poverty alleviation. Focusing on the purchase of in-flight catering and aviation supplies, it is necessary to introduce businesses in and around China’s airports to build factories and invest capital into villages to promote the “project of poverty alleviation products into the blue sky”; it is necessary to formulate preferential policies for freight poverty alleviation to help landing enterprises and agricultural products solve their respective transportation problems.

Industry Driven

In 2020, China Southern Airlines helped designated counties to attract financial investments with more than 30 labor-intensive enterprises, were introduced and settled in Moyu and Pishan counties, with a total investment of 670 million yuan, providing more than 6,000 new jobs and helping more than 40,000 people to move out of poverty.

Likewise the Company works to develop rural characteristic industries. China Southern Airlines senior managers worked to develop agricultural cattle breeding industries according to local conditions to cooperate with professional planting cooperatives, and build more than 10 industrial projects, such as pollution-free sweet potato and vegetable planting base, “Xing” Fu Happiness Industrial Park, “Sunshine China Southern Airlines Ginkgo Industrial Poverty Alleviation Base”, “Navel Orange Demonstration Plantation”, “China Southern Airlines Wengang Village Pitaya Base” and chicken, goose, sheep breeding.

China Southern Airlines built e-commerce platforms through multiple channels at rural demonstration county projects; the establishment of Pishan County E-Commerce Characteristics Museum; drive e-commerce entrepreneurs more than 700 people, online and offline transactions of more than 146 million yuan; the use of China Southern Airlines on-line mall, e-commerce platform, staff mall and other platform advantages as well as the delivery, promotion of tourism resources and characteristic products.

Through labor union welfare procurement, group purchase of employees and special action of consumption poverty alleviation, the Company has helped to sell more than 80 million yuan of agricultural products in designated poverty alleviation counties in Xinjiang.

Ma Xulun, Chairman of China Southern Airlines Group Company, visited China Southern Airlines Poverty Allowance Industrial Park for field research, emphasizing the in-depth and solid promotion of targeted poverty alleviation.

Education Base

China Southern Airlines has been dedicated to building high standard Sky Pearl Club Primary Schools. A total of more than 11 million yuan has been donated to build the Nanhang Pearl Primary School in Pishan County and the Nanhang Pearl Kindergarten in Moyu County.

A total of 58 million yuan has been contributed to build the high standard Nanhang Pearl Primary School in Moyu County, and more than 150 teaching computers and 43,000 books have been donated to the Nanshan Pearl Primary School in Pishan County.

To improve the quality education of teachers and students, the Company organized youth from designated counties to participate in the China Southern Airlines Summer Camp; organized teachers to study at the South China Normal University; supported the primary school football team of Kawak township of Moyu County to participate for its sixth consecutive years, and cooperated with the Ministry of Education to build the National Youth campus football “stars all over the sky” training camp in Moyu County.

China Southern Airlines organized systematic skill training with more than 1,500 grassroots cadres and more than 22,000 technical personnel in designated counties have been trained; night schools for farmers have been fully operating and training activities have been carried out in employment skills, e-commerce, poverty alleviation publicity and medical personnel.

Photo: Students at the new Nanhang Pearl Primary School in Moyu County

Care and Assistance

China Southern Airlines has carried out “emergency” activities with a total of 10 million yuan was donated to rescue 1,591 patients with severe diseases in Moyu County and 1.13 million yuan was donated to establish “early childhood development center” in Moyu County to treat 231 children stricken with cerebral palsy.

In Moyu County, China Southern Airlines carried out free physical examinations for disenfranchised people; medical treatment for serious diseases; 100% coverage for the poor and standardization construction of medical institutions, to improve the remote medical service capacity and reduce the medical burden of the masses.

China Southern Airlines is committed to help in the fight against COVID-19. More than 600,000 yuan worth of pandemic prevention supplies and other materials were allocated to designated poverty alleviation counties to carry out the care action of village staff.

Sunshine Poverty Alleviation

China Southern Airlines formulated regulations and systems such as poverty alleviation procurement management measures, external donation management measures and incorporate poverty alleviation work into the scope of party building assessment, party group inspections, internal inspections and audits to ensure that poverty alleviation work is fully transparent.

The Company used these positive platform to share the good news of its positive poverty alleviation efforts which shares the many great stories of China Southern Airlines’ poverty alleviation efforts to, establish a model of poverty alleviation, and create a strong atmosphere of working together to help poverty alleviation.

Case Study: Using China Southern Airlines model to drive poor areas out of poverty

Industry Driven

Around the “Alpine ecology” and “industrial upgrading”, China Southern Airlines formulated the industrial poverty alleviation plans for Datang Village, Xinning County, Hunan Province and constructed the industrial development mode of “collective driving, whole village participation” and built industrial clusters such as ecological agriculture, aviation orange industry, planting and breeding cooperatives.

China Southern Airlines built poverty alleviation factories and rice processing centers to promote the industrial upgrading of Ecological Rice and Camellia oleifera. Cultivate technology and sales team, start the brand of “Datang Village”; set a record of daily sales of more than two million by the national 832 poverty alleviation e-commerce platform, form a sustainable development industrial mechanism, and lead Datang Village to transform from a poor village into a “model village for poverty alleviation in Hunan Province”.

Photo: Aviation Navel Orange Garden in Datang Village, Xinning County, Hunan Province

Education Based

China Southern Airlines organized its staff to carry out the activities of “blue sky class - I set sail with our Motherland”, and led 30 children from Lianshan town of Guangxi to visit the Guilin base of Guangxi Branch and one-on-one meetings with pilots, flight attendants, engineers and other staff, so as to sow seeds of future dreams for the children.

Care and Assistance

China Southern Airlines helped 13 poor households in Shili Village, Panzhou City, Guizhou Province to move rural residents out of dilapidated houses and 217 old houses that were then renovated. Company staff organized villagers to participate in the construction of 50 cubic meters high water level pool to solve the problem of water use and long-term abnormal water supplies. Kitchen and toilet renovation project was carried out and the village residents could use clean toilets.

Sunshine Poverty Alleviation

China Southern Airlines signed a joint construction agreement with Wengang village Party branch of Huaiji County, Zhaoqing City, Guangdong Province, organized 132 party members and cadres from 18 party branches to establish a pair relationship with 132 poverty-stricken families, and provided cultural and educational assistance and condolence materials. At the Wengang Primary School, we carried out the activity of “pairing to help students, helping to weave a dream of blue sky”, and delivered the ideal course of “blue sky dream, happy dream” to poor students, so as to realize the “double promotion” of poverty alleviation and development and grass-roots party construction.

Story: Xin Xing, “The Nation’s Upgrading to Good Young People”

On January 26, 2018, Xin Xing, Secretary of the Party branch of the ticket office of the marketing department of Xinjiang Branch, came to Jiayigelak Village, Pixina Township, Pishan County, Hotan Prefecture, Xinjiang and started his poverty alleviation work.

It was like being a spinning top for three years. In 2020, Xin Xing won the title of “national upward good youth” and “excellent first secretary” of Xinjiang Uygur Autonomous Region in 2019.

•	Opening up markets in light of local conditions, Xinjiang specialty products go to other places

The local walnuts are rich in varieties and high in heart healthy oil content. However, due to factors such as remote locations, poor logistics and “backward” sales methods, they have not had a good market.

In order to open up this market, Mr. Xin Xing and his work team dedicated themselves to this effort and with their efforts, in 2018, the total income of unsold walnuts for was over 600,000 yuan. From early October 2019 to March 2020, they sold 17.7 tons of walnuts, generating new sales income of more than 780,000 yuan, which has injected an economic strong impetus into poverty alleviation.

In addition, Mr. Xin also introduced the Auricularia auricula greenhouse breeding industry; broadened the sales channels of apricots; invested in the construction of goose breeding; distributed poverty alleviation sheep to villagers; promoted the adjustment of agriculture and animal husbandry and rural economic structure; vigorously promoted the export of specialty products and expanded the village collective economy.

The annual income of the village was about 1.6 million yuan and the average household income was more than 5,000 yuan.

National unity is deeply rooted in the hearts of the people, and the “first secretary” is well deserved

Mr. Xin pays close attention to the local education situation, operated evening schools for adults and children, and organizes activities for civil aviation knowledge to enter the campus, so that children can learn more knowledge.

Mr. Xin pay close attention to the living environment of the villagers and coordinate funds of one million yuan to improve roads, drinking water and other projects, to make the villagers lives more comfortable.

More than 1,500 visits and 650 household visits were made to raise funds for the operation of the poor villagers and send blessings to all villagers.

Poverty Alleviation Report Card

Poverty Alleviation Footprint

Moyu County, Pishan County, Xinjiang Uygur Autonomous Region

Huaiji County, Guangdong Province

Xingcheng District, Pulandian District, Liaoning Province

Qichun county and Dianjun District of Hubei Province

Ledong Li Autonomous Region, Hainan Province

Fuchuan Yao Autonomous County, Guangxi Zhuang Autonomous Region

Panzhou City, Guizhou Province

Zhenping county and Sheqi County of Henan Province

Taonan City, Jilin Province

Xinning County, Hunan Province

Xiushan Tujia and Miao Autonomous County, Chongqing

Data:

Dispatched poverty alleviation cadres (person time): 83 in 2020, 261 since the implementation of targeted poverty alleviation work in 2003;

Poverty Alleviation Fund (10,000 yuan): 4,462 yuan in 2020, 14,845 yuan since the implementation of targeted poverty alleviation work in 2003.

The number of poverty-stricken people who helped file and register Poverty Alleviation: 6,063 in 2020, 42,160 since the implementation of targeted poverty alleviation activities in 2003.

Table: China Southern Airlines Poverty Alleviation Work Data

Indicator	2020
Industrial Development and poverty alleviation	6.95 million yuan of industrial poverty alleviation funds

Transfer employment to eliminate poverty	24 projects were implemented

Get rid of poverty through education	7,000 yuan was invested in vocational skills training

Poverty alleviation through health	5,368 people were trained in vocational skills

Other projects	Help the poor households to get 1,391 jobs

Honors:

The China Southern Airlines Group was rated as the second “good” in 2017 in the performance evaluation of designated poverty alleviation work by the central unit and the highest in 2018 and 2019 as “good”.

China Southern Airlines was awarded the 2018 Poverty Alleviation Organization Innovation Award of Xinjiang Uygur Autonomous Region.

The China Southern Airlines Xinjiang branch won the highest level of “good” in the 2020 assessment of the effectiveness of poverty alleviation in the autonomous region.

Getting rid of poverty is not the end, but the beginning point of new life. China Southern Airlines thoroughly implements the spirit of General Secretary Xi Jinping’s important speech, continuing to push forward the overall linkage between poverty alleviation and rural revitalization; consolidate and expand the achievements of tackling poverty; promote rural revitalization; speed up the modernization of agricul ture and rural areas; play a leading role in a wider and wider field and write a new chapter in the revitalization of the countryside in the new era.

Photo: Poverty alleviation team members from the Northern Branch of China Southern Airlines and local officials check the quality of melons.

6.4 Green Flight - Implementing the Green Development Strategy

China Southern Airlines implements the national green development concepts; the decision-making and deployment of the national “three year action plan for winning the blue sky defense war”; gives full play to its aviation professional advantages to increase energy conservation and emission reductions, pollution prevention and control; innovates products and service modes; reduces the adverse impact of flight on the environment and strives to promote the green, circular and low-carbon development of China Southern Airlines for the national green ecological development and contribute to the improvement of ecological environment.

Technology Optimization

•	Fleet Optimization

With the introduction of new aircraft models such as the Airbus 350, Boeing 787 Dreamliner and the Airbus 320neo, the fuel efficiency of the fleet continues to be improved. In 2020, 32 aircraft were introduced and 27 aged aircraft withdrawn from the fleet of which today has the average age 7.2 years per aircraft.

•	Off Switch

China Southern Airlines follows the fuel savings of turning off an engine when the aircraft is taxiing that effectively reduces taxiing fuel consumption. In 2020, the Company-wide single-engine slip-in execution rate was 93.77% … a year-on-year increase of 57.73 points. The total single-engine slip-in time was 25,105 hours, saving more than 7,600 tons of jet fuel.

Fuel Saving Release

China Southern Airlines engineers perform mining technology which is used to monitor the release height of each flight. Through data guidance, the timing of flap and landing gear release can be scientifically understood to reduce more than 2,700 foot release flights, shorten the time of large resistance configuration and save fuel consumption. In 2020, the implementation rate of fuel saving and release was 90.16%, with a year-on-year increase of 14.31 points, saving more than 3,700 tons of fuel.

Dynamic Adjustment of Cruise Center of Gravity

This Corporate Social Responsibility report studies and evaluates the actual impact of adjusting the parameters of cruise center of gravity on flight, increase cruising altitude and formulates the dynamic adjustment scheme and risk prevention and control measures of Boeing 777F cruise center of gravity.

By optimizing the cruise center of gravity, the average cruise altitude can be increased by about 300 feet, and the average fuel consumption per hour can be reduced by about 60 kg.

Management Promotion

Route Optimization

Through the analysis of flight data, the difference of flight time, distance and fuel volume of different aircraft arrival and departure routes is automatically counted and the optimal routes are then selected.

On the flight plan page, the historical utilization rate of route and temporary route can be optimized on the same day and the crew can apply for direct temporary route during flight which can effectively shorten the range.

Aviation Fuel Management

Through the development of fine stowage, the accuracy of the estimated industry load is improved and the “virtual refueling” and “fuel consumption” caused by the industry load deviations are reduced.

Through the docking of “Aviation Oil E-Cloud” and AVIC smart aviation oil system, the online real-time interconnection of aircraft refueling data and settlement information is realized and the efficiency of aviation oil settlement is improved.

Land Sliding

Analyze and optimize the taxiing route of aircraft approach, select the taxiway close to the parking stand to reduce aircraft taxiing time.

Paperless Service

China Southern Airlines promotes paperless handover between ground service personnel and flight attendants, guiding passengers to download China Southern Airlines app for Android Smartphones and provide paperless services for passengers in the whole process of ticket booking, payment, check-in, security check-in and boarding.

Green Service

“The phenomenon of food waste is shocking and distressing!”

•	General Secretary Xi Jinping made important instructions to stop food waste.

Based on field research and big data analysis, China Southern Airlines found that because some passengers have already eaten while at the airport prior to their flight, there is no need for on-board meals.

However, due to the hygienic production of in-flight meals, these controls are very strict. According to aviation meal safety standards and industry regulations, uneaten meals on board cannot be recycled, which can easily cause waste of resources.

In order to reduce the waste of food on-board its flights, China Southern Airlines actively responded to the clarion call of “saving food” by carrying out “green flight” service through innovative products and service modes and reduced waste by encouraging passengers to integrate environmental protection into their own in-flight behavior which obtained positive comments from many worldwide media.

Created and launched exclusively more than a decade ago by China Southern Airlines, “On Demand Dining” is an important part of the “green flight” service of China Southern Airlines. In the future, China Southern Airlines will further integrate new technologies such as “Internet plus”, 5G network and big data to provide improved green low-carbon products and services with the concept of “affinity and refinement” service.

Data: By the end of 2020, the “green flight” service has supported the coverage of all domestic sites of China Southern Airlines, sending more than 13.07 million SMS invitations to passengers, inviting them to forgo in-flight meal services. The number of “green flight” participants in 2020 was 1.2 million.

Encouraging passengers to eat on demand

Some passengers are sent a SMS to invite them to dine on the plane on demand. Before the flight departs, flight attendants and passengers acknowledge and confirm their meal status.

Bonus FFP mileage in China Southern Airlines’ Sky Pearl Club is awarded to passengers forgoing in-flight meal services.

Provide multiple channels to participate	Passengers can reply to the invitation SMS or select green flight service directly in the airline’s APP ticket buying process, WeChat official account, official website touch screen version, “meal reservation” or by telephoning the customer service hotline.

Accurate tracking of flight meal changes	By obtaining the meal needs of passengers in advance, China Southern Airlines can realize the flexible adjustment of the number of meals, real-time catering information and accurate energy saving and consumption reductions. Relying on the ERP information system for planning management, arranging special personnel, monitoring the changes in the number of flight reservations every two hours and adding meals (if needed) prior to departure achieves precise delivery.

Main Report

1 Safe and Happy - Guarding the Journey at Ease

Flight safety is the primary responsibility of China Southern Airlines for all passengers, employees, pilots as well as flight crews. It is the important cornerstone of China Southern Airlines’ daily operation. Adhering to flight safety concepts of “happy work, safe and happy”, China Southern Airlines has created a robust safety culture atmosphere that easily implements regulatory measures and ensures the safe departure and landing of every flight for every passenger and every employee.

1.1    Safety Management

China Southern Airlines strictly abides by the “Civil Aviation Law,” “Safety Production Law,” “Emergency Response Law,” and “Anti-Terrorism Law” and other safety laws and regulations as formulated by the CAAC. This allows China Southern Airlines to stay true to its mantra of continuous flight safety, strict work habits and risk control as the starting point to speed up the institutional transformation and build seven safety systems for safety mechanisms and First Class safety quality.

•	Strengthen the Flight Safety System

The construction of seven safety systems, including safety responsibility, rules and regulations, training, process control, risk management and control, safety culture, and scientific and technological innovation, was launched during 2020. The construction outline was studied and formulated with 31 annual tasks broken down and steadily implemented with the modernization of safety governance further entrenched.

•	Teamwork

The “Guiding Opinions on the Work Style Construction of China Southern Airlines Safety Practitioners”, “China Southern Airlines’ Pilot Standard Code of Conduct (Flight Operation)”, a list of negative behaviors of safety practitioners, and a list of professional job responsibilities were issued in a “red book” computerized system.

Managing Possible Security Risks

In cooperation with the China Academy of Civil Aviation Science and Technology, China Southern Airlines’ senior managers reorganized hazard sources and promoted the integration of performance index system into daily management. Special rectification was carried out for prominent problems in flight, maintenance, fire-fighting dangerous chemicals and lightning strikes, air turbulence injury and other incidents were significantly reduced; special risk control was implemented for COVID-19 pandemic risks, ARJ21 operation, transition operation of Beijing Daxing International Airport; passenger aircraft luggage transfers to cargo aircraft; joint prevention and control mechanism for major mechanical failure and defect risk was established to further enhance air ground linkage risk control abilities.

Special plan: Sunshine in the Heart - Strength with You!

•	Building a Safety Culture

China Southern Airlines long-standing safety culture system is of great importance to consolidate the safety foundation and build a long-term mechanism of safety production. In order to conscientiously implement the spirit of the important instructions of General Secretary Xi Jinping, “fundamentally eliminate the potential dangers and effectively curb the occurrence of major accidents”, China Southern Airlines, in 2020, further strengthened the building of its safety culture system, carrying out activities such as safety culture propaganda, safety style building and rectification and created a strong atmosphere for all concerned about safety in production and participation in security development.

•	Developing a Safe Work Style

China Southern Airlines senior managers consistently push forward with new education themes such as the “three awes” and the 100-day work style which includes safety related activities, centralized learning, one-on-one supervisory discussions that shares experiences and work examples to integrate work experiences with strict aviation rules and responsibilities into the daily work of safety rectification, work style construction, rules and regulations construction and safety culture construction - all in an effort to lay a firm foundation for safety.

•	Encourage voluntary reporting

The new I-CARE (Information-Confidential Report) version of the voluntary reporting system was made available in 2020. It expresses the meaning of “I Care” to encourage all employees to participate in the Company’s safety management to review potential safety hazards and mitigating safety risks.

•	Safety Production Month

China Southern Airlines employees participated in the safety production month campaign to focus on the themes of “building a safety and defense line” to eliminate the hidden danger of accidents. By studying General Secretary Xi Jinping’s important exposition on safety production, China Southern Airlines organized “safety production talk” cloud classroom safety lectures, “safety publicity consultation day” as well as staff study and discussion to promote safety styles, enhance safety skills and work to eliminate potential safety issues.

•	Safe Production Trip

On June 23, the launch of the 2020 “Safe Production Trip” and the appointment ceremony of safety culture lecturers was held.

The safety culture lecturer group covered multiple positions in flight, aircraft maintenance, transportation, cabin, security and ground and popularizes safety knowledge for the majority of employees; popularize safety culture to improve safety quality and create a safe production atmosphere.

The group of lecturers went to the 19 subsidiaries of China Southern Airlines to give lectures, with the theme of “Happy Work, Safety and Happiness”, that expounds on China Southern Airlines’ positive safety culture, and calling for active management, full participation, and teamwork through cases, sketches, videos and games.

In total, it calls for mutual assistance, continuous improvement, so as to establish the sense of ownership and promote the construction of safety culture.

1.2 Aviation Safety

Starting from the key links of crew capacity-building, operation control, aircraft maintenance and air security, China Southern Airlines senior managers have identified safety risks and carried out special measures to build a aviation safety process control chain.

1.2.1 Pilot Management

Throughout 2020, China Southern Airlines continued to improve its exclusive “flight technology management manual” and “pilot training program” to review the management of pilots’ qualification and abilities as well as work/life elements and carrying out flight re-current training.

China Southern Airlines adopts the “Internet +” training strategy to promote the “online + offline” dual-track training model. This special series of online technical seminars such as flight lecture hall; thunderstorm weather; radar technology application; flight technology capabilities and special training of operational and seasonal learning staff at Beijing Daxing International Airport promote online theoretical retraining, and consolidate the theoretical foundation of pilots.

Offline simulators are used for recurring training programs and through precision training and a series of special training for ability improvements, flight operational skills are continuously improved and pilot’s comprehensive abilities of managing all-weather situations is improved.

In 2020, six flight lecture halls were held and 22,820 participants participated in the training programs.

China Southern Airlines’ online training monitoring function was launched in 2020 to timely discover potential technical capabilities, operational qualifications and other risks and create a management system based on the core competence of pilots.

The “implementation plan”, “evaluation standard” and “style training program” for quantitative management of pilot style were issued, the evaluation system for simulator teachers and inspectors was established and the quantitative assessment management was implemented quarterly.

Case Study: Building an “Industry-University-Research” integrated platform in the field of flight training and safety.

On August 27, China Southern Airlines Flight Safety Research Institute and Flight Industry-University-Research Integration Training Base was formally established. Through deep excavation of flight big data, the flight training and safety management scheme adapted to China Southern Airlines and China’s national conditions was developed and the “industry university research” comprehensive platform in the field of flight training and safety was built to escort passengers’ safe travel and export flight training and safety management information for international civil aviation “Chinese wisdom” and “Chinese standard”.

1.2.1    Operation Control

China Southern Airlines continues to improve its capabilities to identify safety risk identification at all stages, integrate expert resources such as flight, dispatch, maintenance, performance and meteorology, improve operation monitoring systems, improve the fault handling abilities and ensure the safe operation of all flights.

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China Southern Airlines follows a unified dispatch and release of aircraft at all airports served. This standardizes the process of aircraft release explanation, integrate the functions of navigation database verification system and release risk reminder and accurately prompt flight crew operation risk.

This allows for the strengthening of ground air cooperation. The Company set up an inter departmental operation monitoring team and operation decision support team covering flight, maintenance and dispatch, implement hierarchical early warning of flight monitoring and hierarchical response mechanism of operation events and comprehensively improve the ability of air support and risk response.

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China Southern Airlines security is multi-layered. The Company completed the important security tasks of transportation during the Spring Festival, special planes and all forms of pandemic prevention charter planes. No air defense safety accidents occurred, achieving the best air security safety record in the China civil aviation industry in 26 concessive years.

The function of fire control management was established and no major fires occurred. With the development of national security education and law popularization education, the comprehensive governance incidents are on the decline.

China Southern Airlines security information follows that it should carry out “Police Enterprise Co Construction”, deepening cooperation with public security organs and provide a stable internal environment for high-quality development.

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China Southern Airlines places the highest values on improving the maintenance fault management and control systems. This called for strengthening the application of new technology and air to ground communication, accurately formulating aircraft storage schemes and strengthen the operation control of aircraft under low utilization rates.

This allowed for setting up new flight operations and maintenance teams. An ARJ21 aircraft maintenance technology management committee was established and an operation and maintenance support special team was established which benefited from information reporting and communication mechanism.

Case Study: Opening Asia’s largest hangar regular inspection line

On May 14, an Opening Ceremony of China Southern Airlines / GAMECO Daxing regular inspection cooperation line was held in the No.1 hangar of Beijing Daxing International Airport, marking the official commencement of the regular inspection line of Asia’s largest hangar.

Hangar No.1 spans an area of nearly 40,000 square meters and can simultaneously accommodate up to 12 aircraft including two Airbus A380 and three Boeing 777. It can meet the flexible parking of aircraft with multiple models and different maintenance needs of all China Southern Airlines flight departing and arriving at the new Beijing Daxing International Airport.

Data:

18 maintenance hangars;

23 maintenance stations;

More than 14,000 maintenance technicians;

Six CAAC civil aircraft maintenance licenses.

1.2.3 Technology Escort

At present, the application of new navigation technology has become an important pillar in the safe and efficient operation of civil aviation in China. China Southern Airlines continues to enhance the application of information technologies to ensure aviation safety.

China Southern Airlines follows all potential flight risk warnings and has optimized the function of ESMS platform modules, allowing for the prompt and early warning functions of information platforms that can accurately control flight safety risk.

This also includes meteorological risk controls as the Company has developed a weather application app with radar jigsaw and lightning location functions to help crew master weather data in real time and structurally assess, predict and control flight risk.

China Southern Airlines utilizes flight Line Operation Safety Audit (LOSA) and through the non-intrusive route observation and record, audit the data, analyze the operation risks and errors, put forward effective suggestions, improve the training, safety and operation work, and strengthen the safety risk control in advance.

Airline engineers closely follow all cockpit voice recordings. Flight units work to spot check cockpit conversations during key flight stages, focusing on whether flight crew members disperse the “energy” of other flight crew members or interfere with normal cockpit “chat”.

China Southern Airlines also closely monitors flight quality including personal Flight Data Visualization (FDV) projects, achieve real-time app playback of QAR flight quality monitoring data, analyze flight technology deficiencies and flight potential risk factors that can aid in improving flight training and flight quality.

1.2.4 Safety Performance

Safe flight time (10,000 hours)	208
Accumulated safe flight time (10,000 hours)	2,508
Safe implementation of flights (10,000 sorties)	82
Maintaining continuous air security （year)	26
Keeping continuous flight safety (year)	21
Air transportation symptom rate due to corporate responsibility	0
Ten-thousand-hour symptom rate of civil aircraft	0
General aviation symptom rate of 10000 sorties	0
Air transportation ground symptom rate of 10000 sorties	0

1.3 Passenger Safety

China Southern Airlines has formulated an “Emergency Plan for the Prevention and Control of the Novel Coronavirus Pneumonia Pandemic”, the “Guidelines for the Prevention and Control of the Novel Coronavirus Pandemic”, and the “Emergency Disinfection Plan for the New Coronavirus Pandemic of Aircraft”, and formulated relevant standards and requirements for personnel protection, environmental disinfection, and food safety at ensuring the safety and health of all passengers.

China Southern Airlines is committed to 100% food safety and is proud to hold certification of ISO 9001 quality management system; ISO 22000 Food Safety Management System and HACCP system of aviation food systems improve the production and inspection system and mechanism of aviation food, promote the construction of “food safety administrator” system and carry out special rectification activities for foreign matters to ensure food safety for all

In 2020, there were no food hygiene and safety incidents or safety complaints.

China Southern Airlines fully disinfects all cabins of all aircraft and has formulated disinfection standards, programs and procedures during the current COVID-19 pandemic period. This includes measures to take the temperature of all flight crews and pilots before departure; consistent disinfection of all aircraft cabins and conduct preventive disinfection after each flight.

Staff also covering the cabin space, toilet, garbage room, as well as the areas around the cabin door, small tables, handrails and other areas that have ongoing passenger contact.

All aviation doctors in 2020 have stayed in the front line of anti-pandemic efforts and sent medical professionals to the AOC seats of the Company, timely assisted passengers who may have experienced fever by new medical observation areas, drafting emergency manuals and improved the emergency disposal process.

1.3 Occupational Health and Safety

China Southern Airlines attaches the greatest importance to the physical and mental health of every employee, ground crew, managers, pilots and flight crews and strictly abides by the “Labor Law”, “Occupational Disease Prevention and Control Law” and other laws and regulations.

China Southern Airlines’ staff does a very professional job in identifying and handling employees’ occupational health and safety risks and promptly conducts counseling on employees’ psychological issues to ensure their physical health and psychological health.

Table: Occupational Safety Data

Index	2018	2019	2020
Death due to work	1	1	1
Proportion of employees died at work (%)	0.0010	0.0010	0.0010
Working hours lost due to work (working days)	14,485	17,508	12242

•	Physical Health

All Employees

Improve employee health management and arrange physical examinations for all employees.

Organize online and offline health lectures and carry out first aid training.

Special inspection of food hygiene and safety in staff restaurants.

Female Employees	Invite experts from tertiary hospitals to popularize medical knowledge and visits to health clinics.

Aircrew	The doctor in charge of the fleet establishes a follow-up group to consistently track the health of all pilots.

China Southern Airlines places the great importance to the mental health of all staff and set up an EAP aircrew mental health room and “fellow travelers” psychological care studio; improve the mental health level of the staff and promote the all-round development of the staff by carrying out psychological group counseling, providing one-to-one professional consultation and participating in psychological crisis intervention.

Case Study: Aircrew Mental Health Project

In order to improve the mental health of all of its flight crews, China Southern Airlines has formed a flight crew mental health project with the construction of three mental health rooms: sand table consultation room, music relaxation room and catharsis decompression room.

China Southern Airlines encourages the body and mind holistic therapy treatments of all staff through the use of massage chairs, music relaxation chairs and other equipment.

The “Xinqihang Heart Health” mental health training program for newly recruited aircrews was launched in 2020 and a comprehensive professional psychological consultation course was established to help flight crews relieve of any psychological pressure and irritability.

During the COVID-19 pandemic in 2020, flight crews performing flight missions were kept in isolation for extended periods of time, and they could neither reunite with their families nor depart from their hotels. Many flight crews had negative symptoms during these extended time periods.

In order to do a good job in the mental health of aircrews during the pandemic, China Southern Airlines also established an employee mental health promotion group at help organized special EAP activities for Iranian charter flight crew members and Hubei pilots; opened a free hotline for mental health care and made available 20 online video courses for hotel or home isolated flight crews to help alleviate psychological pressure incurred by flight crews due to the COVID-19 pandemic and lockdowns.

2 Green Environmental Protection -- Beginning a Low Carbon Journey

China Southern Airlines always attaches the great importance to ecological and environmental protection, gradually improving the construction of environmental systems to actively respond to climate change through the reduction of energy and resource consumption and has become a leader in the blue sky battle and the green and low-carbon development of Chinese aviation.

2.1 Environmental Management

China Southern Airlines’ senior managers insist on unswerving environmental protection work, continuously improving the construction of the environmental management system that manages environmental risks and actively promotes the construction of an ecological and environmental protection information system that further improves the level of systematic environmental management.

Throughout 2020, China Southern Airlines continue to promote the ten specific tasks deployed in the “Guiding Opinions on Comprehensively Strengthening Ecological Environmental Protection Work”, carry out the second round of environmental protection self-inspection, establishing pollution controls and emergency response work mechanisms and continuously improving the construction of the environmental management systems.

In view of the time-consuming arrangements, the summary of environmental protection information and the lack of regular updating mechanism for supervision and rectification, the existing work by Company staff is to build an integrated ecological environmental protection and energy management system with functions of data statistics and analysis, risk identification and control, special work deployment, environmental protection budget management, sharing and notification.

The system is expected to go online in 2021, which will effectively identify and control environmental risks and improve the level of environmental management.

Table: Environmental Performance

	Unit	2018	2019	2020
Greenhouse gas emissions

Fuel consumption per ton kilometer	Tons/10,000 tons km	2.82	2.76	2.95
Carbon dioxide emissions	10,000 tons of CO2 equivalent	2,690.14	2836.03	1,931.80
Carbon dioxide emissions per ton kilometer	Tons / 10,000 tons km	8.88	8.69	9.29

Energy Consumption

Aviation Oil	10,000 tons	854.01	900.33	613.27
Gasoline	ton	5,012.95	4,869.11	3,922.78
Diesel oil	ton	10,199.24	8,598.59	7,282.09
Coal	ton	2,100.00	550.00	0
Electric	10,000 kWh	27,425.90	28,190.80	27,873.09
Natural gas	Ten thousand m3	3,215.06	2,537.49	965.80

Liquid gas	ton	258.52	195.14	167.17

Water consumption

Total water consumption	10,000 tons	764.75	696.65	612.20
Water consumption intensity	m3 / 10000 yuan	0.5946	0.4514	0.6585

Waste disposal

Treatment capacity of hazardous waste in maintenance	ton	490.559	615.205	471.508
On board service harmless waste treatment capacity	m3	6,597	7,909	8,896.0

1.3 Responding to Climate Change

China Southern Airlines actively implements the concept of “green water and green mountains are golden mountains and silver mountains”; implements national energy-saving and emission reduction policies and launches special actions to win the “Blue Sky Defense” by, reducing carbon emissions, improve carbon asset management and contributing to China’s response to climate change.

Completing the “China Southern Airlines flight carbon emission data monitoring report verification management measures” manual, Company staff clarify the responsibilities and workflow of the relevant departments; the control mode of different subsidiaries and other issues and manage the authenticity, accuracy and traceability of flight carbon dioxide emission related data. The monitoring, reporting and verification of carbon dioxide emissions data for the first civil aviation flight activities was completed on time in June 2020.

China Southern Airlines set up a leading group for carbon asset disposal. Through public auctions, the accumulated surplus of 695,000 tons of Guangdong carbon allowances due to the improvement of flight emission efficiency over the years has been sold, and the 2019 annual performance of the Guangdong Province carbon trading was completed as scheduled in November 2020. In April 2020, the EU carbon trading was completed in 2019. In 2020, the Company exceeded the assessment in 2019 in the action of double control of total energy consumption and intensity of key energy consumption units in the 13th Fifth Year Plan and was praised by the Energy Bureau of Guangdong Province and the Department of Industry and Information Technology.

Special Plan: Sunshine in the Heart - Strength with You!

The harm from climate change and global warming impacts everyone.

The development of the aviation industry is closely related to the ecological environment and China Southern Airlines has resolutely implemented the decision to deploy a national “three year action plan for winning the blue sky battle” which starts with the introduction of new energy vehicles, the improvement of exhaust gases and the replacement of bridge power supplies to improve the ambient air quality.

These efforts also call for the introduction of new energy vehicles with the “Notice on Strengthening New Energy Vehicle Charging Management”, “New Energy Vehicle Accident Emergency Response Plan” and other documents to guide various subsidiaries to formulate on-site new energy vehicle use, maintenance and management documents and carry out relevant training.

In the battle of the blue sky, 767 new energy vehicles were introduced and 74 charging piles were built and currently in use.

According to the requirements of “retrofitting vehicles with emission standard No.3 or below” in the field, China Southern Airlines’ engineers carried out a comprehensive investigation and completed the retrofitting of 1,076 vehicles (including scrapped vehicles) with exhaust gas of all vehicles with emission standard fuel not up to standard, so as to help improve the atmospheric environment.

Issuing the “Notice on Further Control of APU Use Time” and “Notice on the Promotion and Implementation of Ground Power Supply and Air-Conditioning Equipment Optimization and Guarantee Work Process” and other documents are used to standardize the use of bridge-mounted equipment. Since 2018, a total of 116,000 tons of aviation fuel has been saved by using alternative APU equipment.

Further Reading: The APU is a low-power engine located in the tail of each Airbus and Boeing aircraft. Due to its relatively large fuel consumption per unit power and relatively large noise, it causes a certain degree of pollution to the atmospheric environment. When the aircraft is parked, staff will turn off APU and switch to the ground bridge equipment to replace APU for a lower-use power supply which will effectively reduce the aircraft’s own energy consumption.

China Southern Airlines also cooperates with scientific research institutes and equipment suppliers to carry out relevant scientific and technological innovation projects.

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China Southern Airlines has cooperated with CETC to complete the “Beidou based high-precision vehicle personnel dispatching system and has realized the intelligent monitoring of more than 1,000 vehicles in Beijing Daxing International Airport, Baiyun International Airport Guangzhou and Shenzhen Bao’an Airport. The system earned a silver award for innovative application of the 2020 satellite navigation and positioning science and technology award. China Southern Airlines was the only Chinese airline in 2020 to win this award.

With Shenhua coal to liquids and Guangzhou Institute of energy of Chinese Academy of Sciences, research and promote airworthiness certification and sustainability certification of coal to liquids and straw to liquids respectively.

This included the study of the pre-treatment mode of automobile exhaust transformation with the hydrogen-focused Heli Company. Hydrogen and oxygen are produced by electrolyzing water and injected into an oil cylinder for the full combustion of fuel and achieve energy savings while reducing exhaust emissions.

Honor:

China Southern Airlines earned the title of “advanced unit of blue sky defense” from the CAAC.

2.3 Green Operation

2.3.1 Water Resource Management

China Southern Airlines has complied with the Water Pollution Prevention Law and other laws and regulations to enforce the management of water resources, compiling with the treatment of sewage, industrial wastewater and domestic sewage and pays close attention to water resources conservation and utilization efficiency improvement in all aspects of operation to promote resource conservation.

By innovating the use of aircraft water supply vehicles and spray disinfection saves China Southern Airlines 3.98 tons of water each time compared with the original immersion disinfection methods. This has achieved 1,453 tons of water savings in Guangzhou every year.

According to the requirements of environmental protection, wastewater discharge outlets of industrial wastewater, production wastewater and domestic wastewater were built and in use during 2020.

Metering equipment was installed which is operated by special personnel to ensure the normal operation of the environmental treatment facilities of the sewage treatment station and track the sewage treatment capacity in real time.

Data:

Treated 1,1025.9 tons of industrial wastewater with a treatment rate of 100%.

Treated 86,000 tons of production wastewater with a treatment rate of 100%.

2.3.2 Exhaust Gas Management

China Southern Airlines adopts measures such as filtration and activated carbon adsorption to treat exhaust gas in compliance with regulations, and through strengthening jet fuel management, increasing investment in technological transformation, and improving energy efficiency, it minimizes the impact of exhaust gas emissions on the environment and society.

Data:

In 2020, 288 million cubic meters of waste gas was treated.

2.3.3 Waste Management

China Southern Airlines strictly follows the relevant requirements of the “Law of the People’s Republic of China on the Prevention and Control of Environmental Pollution by Solid Wastes”, recycling hazardous wastes and non-hazardous wastes and handing them over to companies with relevant processing qualifications for disposal.

Hazardous wastes generated in the process of aircraft maintenance, air service and ground office are being constantly recycled and outsourced to local companies with hazardous waste treatment qualifications for harmless treatment.

Data:

In 2020, the amount of hazardous waste generated in the maintenance process was 471.50 tons, and the treatment rate was 100%.

Table: Hazardous Waste Treatment

Types of Hazardous Waste		unit	Volume
Maintenance	Waste cleaning agents	Ton	53.6535
	Waste organic solvents	Ton	12.05
	Waste lubricating grease	Ton	0.778
	Waste organic resin	Ton	3.496
	Waste kerosene	Ton	190.96
	Waste oil	Ton	97.4
	Patent leather, paint residue	Ton	28.646
	Waste activated carbon	Ton	25.078
	Waste acid	Ton	0
	Waste packaging and containers	Ton	35.5895
	Waste lamp	piece	700
	Spent lead-acid battery	Ton	5.634
	Surface treatment waste liquid	Ton	18.2225

Meal packaging materials, recyclable magazines, office and household garbage and kitchen waste generated during in-flight are being recycled and being handed over to qualified companies for recycling and treating.

Data:

In 2020, the in-flight service, non-hazardous waste treatment volume is 8,896 cubic meters with a treatment rate is 100%.

2.3.4 Noise Control

China Southern Airlines introduced the A320neo fleet, equipped with GTF engines, which reduced the noise trajectory by 75%, while reducing fuel consumption by 16% and reducing nitrogen oxide emissions by 50%, promoting China Southern Airlines to become a more efficient and sustainable airline.

2.4 Advocate Green Environmental Protection

China Southern Airlines actively promotes the concept of environmental protection, advocates green office and low-carbon life, organizes environmental protection public welfare activities and encourages passengers and airline employees to establish a sense of environmental protection and conservation and develop a green and low-carbon lifestyle and consumption.

Case Study: Carrying out energy conservation publicity week activities to spread the green concept.

From June 29 to July 5 in 2020, China Southern Airlines organized the 2020 National Energy Conservation Promotion Week with the theme of “Green Water and Blue Sky, Energy Conservation and Efficiency”. By co-painting oil paintings, signing energy conservation pledges and participating in online mini games that aids in promoting environmental protection concepts, popularizing energy conservation knowledge and practice a green and low-carbon lifestyle.

Case Study: “Empty Plate Operation” into the regulation, put an end to waste into the heart.

During 2020, China Southern Airlines implemented the spirit of the important instructions of General Secretary Xi Jinping on stopping food waste and the Company produced the “Empty Dishes Action” pamphlet for employee restaurants as well as the booklet “Strictly Save and Oppose Waste, See My Thirty-Six Strategies”; scientifically managing the production of staff meals; organized seminars to manage the processes of raw material procurement, dish production and table serving; promote the “leftovers index” evaluation system, promptly eliminating unpopular dishes and stopping food waste from the source.

3 Affinity and Refinement - Creating a Warm Journey

China Southern Airlines implements the “ Affinity and Refinement ” service standards that provides the most professional in-flight and ground services found in China as well as top flight passenger and freight service and delivers genuine attention to every customer each and every day.

3.1 Passenger Service

To meet the travel needs of all passengers, China Southern Airlines strives to promote the construction of comprehensive services, constantly improving the flight punctuality rate to provide convenient in-flight services for passengers, and meet the travel needs of people for beautiful air travel.

In 2020, China Southern Airlines promoted the construction of large services, with “affinity and refinement” as service positioning … breaking down the barriers between marketing services, ground, air, catering, information services and form a large service system that meets international standards.

China Southern Airlines’ characteristic service brand fully meets the travel needs of passengers and optimizes the travel experience.

Affinity and Refinement	Full process: Providing travel planning, ticket ordering, airport ground transportation, exceptional in-flight experience from airport arrival to the end of each journey.
Standardization: Providing standardized services concerning behavior, language, Company logo and process.

Consistency: Provides a unified brand image, a unified service product and a unified service standard.

In accordance with the “Guiding Opinions of China Southern Airlines Group on Promoting the Construction of Large Services to Build a World-Class Service Brand”, the Company focuses on the construction of eight aspects of the system and concentrate efforts to improve service quality.

Service Control	Focusing on “Affinity and Refinement” service positioning, benchmarking world-class airlines to upgrade service standards

Service Standard	Providing more diversified and personalized service products through platforms such as China Southern Airlines official website and “ China Southern e-Travel ”, and improvements to the on-board Wi-Fi to enhance the Internet experience.

Service Products	Focusing on the “Affinity and Refinement” positioning, the design conforms to the international mainstream, reflects the overall image of Chinese culture and the unique travel characteristics of China Southern Airlines.

Brand Image	Focusing on “Affinity and Refinement” service positioning, benchmarking world-class airlines to upgrade service standards.

Service Guarantee	Strengthening the sharing of resources to form a service guarantee mechanism in which service organs assist front-line grassroots and logistics support.

Talent Construction	Strictly manage the qualification of service personnel, build a perfect training mechanism and improve service personnel foreign language abilities.

Information Support

Data Center: Places the focus on the analysis of passenger behavior and resource utilization and support service improvement and process optimization with big data.

Service management and control systems provides unified management and control of service data, process and resources.

Assessment and Evaluation	Standardizes the passenger evaluation system and improve the evaluation system.

Focusing on building six service brand business cards and build a First Class service brand system with China Southern Airlines’ transportation characteristics by promoting brand images in the process of improving service quality … all combine to provide passengers with the most professional air transportation service in China.

China Southern e-Travel	Customer Exclusive	Luggage Service

Continuously improving online services, realizing worry-free e-travel capabilities.	Dedicated account manager, providing full-process, personalized, one-stop exclusive service.	Baggage tracking, door-to-door delivery and on-line luggage handling.

Smooth Transit	360 Affinitive Service	China Southern In-Flight Cuisine

Optimizing the design of transfer products, implement transfer butler services and continuously improving the efficiency of transfer services at the Guangzhou-Beijing hubs.	Optimize the two-cabin “heart-to-beauty” service and improve the high-end service level of the dual cabins.	According to the characteristics of regional routes, China Southern Airlines offers fresh and authentic Cantonese and Western in-flight catering.

3.1.1 Flight Punctuality Rate

Flight punctuality rate has an important impact on passenger travel and    relates to the improvement of China Southern Airlines’ operational efficiency and service quality.

China Southern Airlines formulated and improved the “Notice on Strengthening the Management of Flight punctuality rate” and “Notice on the Implementation of the 100-Day Tackling Activities for flight punctuality rate in 2020” and other documents and continued that have help flight punctuality projects that continuously improve the flight punctuality rate and ensures the punctual travel for all passengers.

Data: In 2020, China Southern Airlines flight punctuality rate reached 89.88%, 1.36 percentage points higher than the average level of the industry, ranking first among the three major state-owned airlines in China for five consecutive years.

China Southern Airlines continues to carries out large operation construction, uniformly allocating and integrate aircraft and crew resources, caring out flight management to improve flight punctuality rates.

Improve Ground Operation Efficiency	Scientific Maintenance Scheduling	Operational Governance

Further clarify the collaborative decision-making mode and cross company resource allocation process of AOC.

Further enhance the communication between Maintenance Control Center (MCC), Guangzhou Hub Control Center (HCC) and AOC.

Carry out maintenance mutual assistance; remote A inspection; realize resource management and optimize maintenance systems.

Obtained a multi-certificate maintenance license issued by the Civil Aviation Administration to further enhance maintenance capabilities.

Carrying out the flight punctuality upgrade project for three consecutive years; formulating upgrade measures from 11 aspects including flight plan scheduling, ground support external coordination.

Carrying out the efficiency improvement of the station floor and launching pre-management, “pushing and driving”, towing aircraft, coordinating favorable bridge positions and taxiing routes and other projects.

Flight operation time has been shortened by one minute. Reducing ground handing time allows China Southern Airlines’ staff to carry out the activity of “shortening the time consumption of ground support”; implements swift passenger boarding; optimizes the process of aircraft movements on the tarmac and optimizing inbound flights which collectively increases the real-time function of each support link and quality of operation process node management.

China Southern Airlines carries out high-season base guarantee efficiency competitions and 100-day flight punctuality campaigns to improve operations and flight punctuality.

3.1.2 Quality Service Experience

Sincere in-flight service is essential for all of the airlines of China as a service industry, and an important part of building a powerful civil aviation nation in the new post-pandemic era.

China Southern Airlines senior managers have never forgotten the original intention of safe flight operations and is committed to providing passengers with “affinity + refinement” quality services, so that all passengers can have a safe and happy travel experience.

Case Study: Heart-warming action to deal with the “extraordinary pandemic”.

Since the outbreak of the COVID-19 pandemic, China Southern Airlines has launched a series of heart-warming services to protect the rights and interests of passengers and provide exclusive discounts for medical staff.

It has never been easier for passengers to request a ticket refund or make changes to their tickets. The industry’s first omni-channel refund and change center has implemented systematic refund and change processing for all types of ticketing.

Automated refund and ticket changes accounted for 76%, an increase of 17 percentage points year-on-year.

The Company set up a breakthrough project team to solve the problem of serious refunds and change and the inaccessibility of passengers’ demands. The manual time consumption of domestic refund processing decreased by about 40%, that of international E2E refund processing decreased by about 75% and that of online passenger service decreased by about 18%.

China Southern Airlines’ customer care program provides Gold and Silver FFP card extension, general card mileage extension and other services to meet the travel members’ concerns about elite level retention and expired mileage points.

Tribute to the most beautiful retrograde. By actively responding to the clarion call of the Motherland, the Company launched a new “Respect Medical Card” to directly assist COVID-19 anti-pandemic medical workers.

Membership system and product upgrades. With the launch of a new membership-level Platinum FFP card in 2020, China Southern Airlines’ membership system has been adjusted to a fixed + flexible + customized combination of benefits that advances the coverage of the benefits of the entire travel process for members and to provide China Southern Airlines members with a full range of services.

China Southern Airlines launched domestic flights with multiple seats for one person to reduce the pressure of pandemic prevention and meet the needs of passengers “seating in separate seats”; upgraded paid VIP room access to ensure the existence of the rights and interests of purchased customers.

Case Study: “Happy Flying” helps passengers travel in the most beautiful China.

At present, the proportion of consumption in China is constantly increasing and expanding domestic demand is an important strategic basis for implementing the new development patterns of the country’s dual-cycle development.

In order to further expand the aviation marketplace, China Southern Airlines launched its “Happy Flight” travel package, the first unlimited travel package product tailored for frequent travelers.

“Happy Flight” routes covers a wide range of services whereby passengers can flexibly select their travel departure times and make their travel plans accordingly.

Customers can redeem and use Economy Class tickets for China Southern Airlines domestic flights (except Hong Kong, Macao and Taiwan) unlimited times during the validity period, providing passengers with a fully transparent travel plan.

Case Study: Introducing the ARJ21 domestic aircraft.

The ARJ21 passenger aircraft is the first new turbofan regional aircraft with independent intellectual property rights developed by China in accordance with international standards.

The ARJ21 airliner adopts a 90-seat full Economy Class layout. Each cabin seat has a width of 17 inches and a 31-inch distance between the front and rear seats.

The space is more spacious and the comfort level is higher than its competitors. There is a USB charging port behind each row of seats, which is convenient for passengers to charge their electronic devices.

In 2020, China Southern Airlines introduced XX ARJ21 aircraft. Not only supporting the domestic China aircraft business, the new aircraft also provides passengers with a more comfortable flight experience. (Data will be disclosed in the Company’s Annual Report)

Case Study: Nanhang Baozi – the best Chinese in-flight cuisine.

To meet the needs of passengers, the chef culinary team at the Nanland Catering Center at Baiyun International Airport Guangzhou has produced authentic “China Southern Airlines Steamed Buns” that meet the needs of passengers for meals from “cold” to “hot” … all have been “warmly” welcomed by passengers.

In July 2020, “Nanhang Da Bao Zi” earned the honor of excellent innovative service case of CAPSE in 2019.

Case Study: “Kapok Festival” flight celebrates this special festival.

China Southern Airlines launched special themed “Kapok Festival” flights that provide special in-flight services during major festivals, such as holding “Kapok Lantern Festival” theme flights during the Lantern Festival … and “Kapok Double Ninth Festival” theme flights during the Double Ninth Festival to promote traditional festivals and create a warm festival atmosphere for passengers.

During 2020, China Southern Airlines launched 221 flights with the theme of “Kapok Festival” to help build an international First Class air service brand with “affinity and refinement” as the core.

Photo: “Kapok National Day” themed flight activities

3.1.3 Upgrade Smart Travel

With the popularity of smart phones, big data and other mobile Internet technologies, people’s requirements for intelligent travel are increasing. China Southern Airlines continues to upgrading its intelligent services, constantly promoting intelligent travel modes and providing more convenient travel experience for passengers through scientific means.

The entire process of baggage tracking, independently researched and developed the “build route first, then change (RFID) tag” baggage tracking system to realize that the key information of the whole baggage transportation process is now fully manageable and passengers can grasp the baggage dynamics in real time during the itinerary.

At the close of 2020, 227 routes at 48 domestic and foreign stations and more than 1,400 flights per day have achieved full baggage tracking.

Honor: In Dec, 2020, the International Air Transport Association (IATA for short) formally issued the “IATA Baggage Tracking Whole Network Compliance Certification” certificate for China Southern Airlines. China Southern Airlines has become the first airline in Asia and the third in the world to receive this certification, and its entire network of baggage tracking services has reached the international leading level.

With personalized luggage services, travel aboard China Southern Airlines has never been more effortless and personalized service products “Luggage Home” have been launched.

China Southern Airlines introduced the “baggage home” personalized service product in 2020 and after passengers purchase the product via the China Southern Airlines APP, an express company will deliver customer luggage to the designated location according to the passenger’s needs. Passengers do not need to wait at the turntable and carry their luggage, making travel so much easier!

Picture: China Southern Airlines APP interface setting “baggage home” entrance

China Southern Airlines assumes the responsibilities and obligations of the safe transportation of passengers and luggage and expand the business cooperation model of luggage transportation services.

The Company launched a one-stop service in 2020 for luggage loss insurance. If passengers have baggage damage or late arrivals after purchasing baggage loss insurance, China Southern Airlines can quickly determine and pay for damages on their behalf, realizing quick claims and adding more peace of mind.

Continuing to optimize the functions of the “China Southern Airlines e-Travel” platform through the “travel center”, airline customers can manage their rescheduled trip and/or historical trip anytime and anywhere. Before travel, customers can master information for check-in times; boarding gate; luggage; and flight dynamics; during travel, customers can manage the entire process services such as seat selection; boarding pass; class upgrade; extra luggage weight allotment and ticket refund and after travel, customers can handle the flight delay certificates.

3.1.4 Special Passenger Services

The service for wheelchair passengers, the elderly, children and other special passengers has always been an important part of the service work of China Southern Airlines.

In order to enhance these special passengers’ travel experience, China Southern Airlines launched its “special passenger service invitation” to help passengers handle relevant their air travel needs through online self-service channels such as China Southern Airlines APP and SMS, in advance.

3.2 Freight Service

Relying on the developed international and domestic route network, China Southern Airlines provides customers with air cargo and mail transport services covering China intensively, radiating throughout Asia, connecting major cities in Europe, America, Australia and Africa and providing air cargo corridors to the global freight market.

3.2.1 Improve Freight Capacity

China Southern Airlines closely follows the national policy and air cargo market trends and takes various measures to enhance its air cargo capacity.

It improve the efficiency of freighter utilization and in the face of the rising demand for domestic and international freight, China Southern Airlines has actively resumed cargo flights and improved the supply of its transport capacity.

China Southern Airlines promotes “transformation of passenger aircraft to cargo aircraft” while actively implementing the deployment of the State Council on “further enhancing China’s international air cargo capacity and striving to stabilize the supply chain”, and set up “passenger aircraft to cargo aircraft” business on both international and domestic routes, and real-time monitoring of the entire chain of cargo booking, collection, transportation, and loading.

Concurrently, China Southern Airlines ensures the safe and efficient arrival of customer cargo at each destination and makes every effort to open up the global supply chain.

•	Data: At the end of 2020, there were 19 freighter routes and a total of 8,431 passenger-to-freighter flights with a transport volume of 85,300 tons.

3.2.2 Temperature Control Service

China Southern Airlines continues to expand the service connotation of temperature control medical products to meet industry standards and business development that provides professional transportation solutions for temperature controlled medicine.

China Southern Airlines has established a temperature control medicine supply chain and provide two kinds of products: “China Southern Airlines special transportation medicine (passive)” and “China Southern Airlines special transportation medicine (active)” according to the different transportation needs of temperature sensitive medicine products.

The temperature stability of the temperature controlled medicine transportation can be guaranteed through specific measures in cabin priority; the shortest apron operation time; the shortest port entry and exit operation time; cold storage; professional container equipment and engine room temperature control.

Honor: In February 2020, China Southern Airlines was honored with the IATA CEIV PHARMA certification issued by IATA and became the first Chinese mainland company to obtain IATA CEIV PHARMA airlines and ground agent double certification.

IATA CEIV Pharma certification is initiated and organized by the International Aviation Association and is the highest standard of international air transportation of temperature-controlled medicine.

3.3 Customer Relationship Maintenance

Customer relationship management is an important part of airlines to improve their customer experience. China Southern Airlines has always attached the greatest importance to establishing and maintaining good relations with customers, effectively protecting customers’ rights and interests, protecting customers’ privacy, paying attention to customer feedback and the handling of customers’ complaints to constantly improve customer satisfaction.

3.3.1 Protect the Rights and Interests of Customers

China Southern Airlines adheres to the service tenets of “customer first” and actively protects the rights and interests of customers through the innovative acceptance mode of refund and change business, build a convenient refund and change center in all channels; provide 24/7 online refund and change service to passengers and solve the challenges of difficult and slow refund and change of cross channel tickets.

The Company then optimizes the automatic processing of refunds and change, accelerating the processing speed of refund and change and improving the efficiency of refund and change. Proactively fulfill the obligation of passenger notification and publish special ticket handling announcements on the official website to facilitate passengers to keep abreast of the latest developments and make adjustments to their itineraries.

3.3.2 Customer Privacy Protection

China Southern Airlines strictly implements the “Cyber Security Law”, “EU General Data Protection Regulations” and other legal and regulatory requirements, formulates and revises “Cyber Security Management Measures”, “Personal Privacy Data Protection Management Measures” and other legal means to ensure passenger privacy and safety within a comprehensive data system.

The Company collects and uses passenger information according to numerous laws and regulations, fully implements the requirements of information security level protection, and ensure the safety of passenger personal information.

China Southern Airlines regularly employs external independent auditors to audit information security policies and system security and employ authoritative evaluation institutions to evaluate key information systems and management processes every year which timely rectifies security risks and prevent network security risks.

3.3.3 Customer Complaint Handling

China Southern Airlines attaches great importance to customer complaints and has established a customer complaint handling department that constantly improves the customer complaint handling process by standardizing the compensation standard, conducts centralized acceptance and unified feedback of complaints and tracks and monitors the whole process of handling, to ensure that customer complaints can be solved in a timely manner.

In view of the challenges with ticket refunds during the COVID-19 pandemic period, an emergency handling mechanism was established to deal actively and flexibly. This then strengthens the linkage of various departments to solve customer complaints and gradually realize the transformation from passive handling of complaints to active care and provide the best customer service experience.

In 2020, the complaint rate of China Southern Airlines ① was 0.1320 ‰, the lowest complaint rate among the three major state-owned airlines of China.

*①Note: The CAAC accepts and forwards complaints through channels.

3.3.4 satisfaction survey

Data: Passenger satisfaction score was 4.56, and customer satisfaction was ②98.93%. Skytrax’s cabin service score is 4.41, ranking first among the three major state-owned airlines.

Honor: Once again won the title of “national customer satisfaction benchmarking enterprise” of China Quality Association, the highest market quality credit rating AAA certification.

*②Note: China Southern Airlines pushes the satisfaction evaluation survey results.

4 Efficient and First Class - Creating a Value Journey

China Southern Airlines continues to accelerate the improvement of legal and compliant operation and management, setting a firm foundation for development, deepen reform and innovation and implement strategic cooperation between all parties to ensure the stable and healthy development of the Company and comprehensively enhance the Company’s market competitiveness.

[special planning] Sunshine in the Heart - Strength with You!

In 2020, the sudden new COVID-19 pneumonia pandemic has had a profound impact on China’s economic and social development and ecological environmental protection and triggered a long-term challenge of resuming work and production and public crisis. Coupled with economic downturns and Sino-US trade frictions, the civil aviation industry, as an industry that greatly impacted the tourism industry and the flow of people, continues to be under tremendous operating pressure in such complicated domestic and international economic situations.

In view of the many business risks under the new COVID-19 environment, China Southern Airlines seized the development opportunity of five major structural adjustment and optimization using lean cost controls and made comprehensive market-oriented accounting as breakthrough points.

The Company has spared no effort to fight the main battle of its worldwide business and launched the battle of high-quality development, and walked out of a connotative and intensive high-quality development path.

This is an urgent call to deal with the impact of the pandemic and reduce the adverse effects.

This is an urgent call to enhance the core competitiveness and promote high-quality development.

This is an urgent need for the implementation of institutional reform and the modernization of governance system and governance capacity.

Focusing on quality, efficiency and benefit, China Southern Airlines formulated five structural adjustment and optimization plans, established five leading groups, offices and five special working groups within the Company’s structure to activate the development momentum through reform.

Benchmarking First Class enterprises, analyzing fleet management status and challenges.

Five Structural Optimizations

Optimization of fleet structure	Optimization of human resource structure	Optimization of asset liability structure	Optimization of industrial structure	Optimization of market structure

Focus on the short board with unreasonable market structure and low production and investment and sort out the prominent problems in the current market structure,

Optimize the business structure, promote the plate, optimize the organization. Scientifically formulate employment plan, optimize personnel allocation and revitalize human resources,

Based on government policies, industrial environment and company spirit, China Southern Airlines will carry out detailed programs.

Analyze the current situation of the Company’s assets and liabilities and find out the pain points of assets and liabilities.

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Lean Cost Controls: Establish a cost control system and mechanism with China Southern Airlines’ characteristics to achieve continual cost reductions and make steady improvements in operating efficiency.

•	Mechanical Engineering Department: Promoting the implementation of cross-departmental coordinated cost reduction measures.

•	Cabin Department: Propose “frugal meals” for in-flight crews to reduce food waste.

•	Ground Service Department: Use the “main construction” function to carry out special activities.

•

Aviation Service Department: Find out the Company’s internal hotel resources and attendance building resources, establish a linkage mechanism, prioritize internal resources, and save hotel procurement costs.

•	Comprehensive Logistics Department: Find the paper for cleaning the front windshield of the aircraft, which saves a lot of cost compared with importing from abroad in the past.

•	Chongqing Airlines: Set up a column for lean control costs, set up special mailboxes for activities, and establish manuals to solidify results.

•	Dalian Branch: Steadily advance the paperless handover project, reducing paper usage by 50%.

•

Market accounting is to carry out quantitative evaluation of the values created and implement it into the value statement which is conducive to strengthening the input-output awareness, improving the efficiency of resource use and cultivating the management awareness of the whole staff.

•	Establish a market-based accounting mechanism;

Adhere to market-oriented business pricing;

Value contribution points and responsibility costs shall be clarified;

Quantification of value for contribution and effectiveness, and

Encouraging collaboration work pricing.

According to the Company’s existing organizational structure and management mode and combined with the requirements of the large-scale operation construction, China Southern Airlines initially explores the construction of a comprehensive market-oriented accounting transaction logic.

“Three relations”. Grasp the relationship among company, marketing and freight logistics.

“An equation”. “Value contribution = simulated revenue - responsibility cost”. As the main body of market operation, departments match the corresponding market pricing according to the key value contribution points to form simulated revenue and then take away the corresponding full cost investment to form value contribution.

•	Establish a unified value statement

Basic situation: the basic situation of occupation of the Company’s personal, financial and stuff resources;

Output indicators: reflect the value contribution points;

Investment indicator: the total cost incurred;

Key indicators: reflect the efficiency and effectiveness of value creation;

Pricing indicators: reflect the pricing model and price level of each value contribution point.

4.1 Compliance and Steady Flight Operations

China Southern Airlines insists on managing the Company in accordance with the law, operating in compliance, continuously improving governance, reducing management costs, strictly controlling management risks, enhancing compliance management capabilities, ensuring stable operations and enhancing core competitiveness.

4.1.1 Compliance and Risk Management

Focusing on the goal of “improving governance, operating compliance, management standards, and law-abiding integrity”, China Southern Airlines is guided by value creation to further improve the compliance management system and risk prevention and control system construction and enhance the Company’s compliance management and risk control management levels.

In 2020, the Company’s major business decisions, rules and regulations and economic contract review rate was 100%.

Management Framework

Establish a comprehensive risk and internal control management committee, with the chairman of China Southern Airlines Group as the director, with members including senior management.

China Southern Airlines does a very good job in the annual risk tracking and monitoring that formulates the Company’s major business risk information report management measures, process control of major risks and the three lines of defense for risk prevention and control and realize closed-loop management.

Risk Identification	Risk Assessment	Risk Control	Supervision and Improvement

Primary Coverage

•	Guarding against legal risks;

•	Orderly implementation of contract management and service

•	improvement;

•	Implement a pre audit system for major business decisions;

•	Improve the manual management system and manual system, and build a three-dimensional prevention and control system;

•	Perfect the management system of legal disputes and establish a timely reporting system for major overseas legal cases.

•	Guarantee operation and management;

•	Strengthen the tracking and control of major business risk response;

•	Strengthen the prevention and control of contract risk during the pandemic period, and

•	Strengthen the management of labor legal relations during the pandemic period.

Service Operation Management

•	In 2020, China Southern Airlines improved its operation standards and flight operation manual of each specialty and completed the certification of the introduction and operation of the new ARJ21-700 model;

•	The Company obtained the operation qualification of new aircraft and routes and revised the specific operation terms;

•	Implemented operation safety information and requirements and operation quality control, and

•	Used risk prevention techniques for the movement of dangerous goods and professional efforts in the policy guarantee of anti-pandemic and dangerous goods transportation.

4.1.2 Combating Corruption - Advocating Integrity

China Southern Airlines has always maintained the upright anti-corruption trend, adheres to the main tone of “strictness” and the strong determination of zero tolerance, deepens the integration of “dare not to be corrupted, cannot be corrupted, and does not want to be corrupted” to promote the system and mechanism and strive to create a clean and positive atmosphere.

•

Issued the “Key Points of Party Work Style and Clean Government Construction and Anti-Corruption Work in 2020” to decompose tasks, clarify responsibilities, determine timetables and construction drawings and ensure solid progress in various tasks.

•

Take the implementation of a series of major decisions and arrangements made by the CPC Central Committee on the overall planning of pandemic prevention and control and economic and social development as the top priority of political supervision and ensure the solid progress and high-quality completion of key projects with effective supervision.

Start a centralized education program of discipline with the theme of “strict discipline, abide by rules and strong style”, covering all Party members, cadres and all staff. The Company compiled and distributed education and learning materials and followed typical cases of law and discipline violations. This included warning education classes by case description for self-examination by comparison to rectify challenges.

•

Company senior managers formulates the “Notice on the Disclosure of Letters and Visits and Reporting Methods”; unblock communication and reporting channels, and enhanced the transparency of letter and visit reports; implemented the “Rules for Discipline Inspection and Supervision Institutions Handling Reports and Accusations” and other relevant regulations, strictly implement confidentiality requirements and resolutely investigated all interpersonal cases that impacted staff members.

4.1.3 Intellectual Property Protection

China Southern Airlines attaches the greatest importance to the protection of it brand assets. In accordance with the “Trademark Law of the People’s Republic of China”, “The Patent Law of the People’s Republic of China” and other laws and regulations, the “Intellectual Property Management Manual”, “Trademark Management Volume”, “Patent Management Volume” and “Brand Management Volume” have been formulated to standardize the management of the Company’s intellectual property and brand image of the largest airline of the People’s Republic of China.

In the aspect of trademark management system, the principles of trademark design, registration, use, management, authorization and protection as well as the specific operation methods and processes were clarified, the exclusive right and reputation of trademark were maintained, the value of state-owned intangible assets was maintained and increased, and the brand value of China Southern Airlines was promoted.

In 2020, the Company has had no trademark infringements.

4.2 Innovation, Reform and Development

The key to long-term development lies in reform and innovation.

In 2020, China Southern Airlines closely conformed to the characteristics of the civil aviation transportation industry and the development needs of enterprises, moved towards the direction of high-quality development, strengthen overall planning and coordination, improved the ability to tackle key challenges in reform, implemented the innovation driven development strategy, comprehensively improved the aviation service capacity and constantly moved forward to the goal of building a world-class air transportation enterprise.

4.2.1 Deepening Reform

In 2020, China Southern Airlines Group implemented a three-year action plan for the reform of state-owned enterprises and continued to deepen reforms and by using the “Key Tasks and Decomposition Plan for China Southern Airlines Group Reform in 2020” was able to clarify 16 key reform tasks.

The “headquarters organization” special rectification was completed on schedule, the “Double Hundred Action” was accelerated; a comprehensive market-based accounting system was initially established and marketing reforms continued to deepen.

The five major structural adjustments and optimizations were launched, and the system and mechanisms restricting development were gradually solved and the Company’s vibrant development continued on pace toward a vibrant post COVID-19 pandemic world.

Case Study: “Double Hundred Enterprises” mixed ownership reform came to a successful conclusion

The two “double-hundred enterprises” China Southern Airlines General Aviation Co., Ltd. (hereinafter referred to as China Southern General Aviation) and China Southern Airlines Cargo Logistics Co., Ltd. (hereinafter referred to as China Southern Logistics) have all completed the mixed ownership reform.

Based upon major national strategies such as the Guangdong-Hong Kong-Macao Greater Bay Area and the construction of the Hainan Free Trade Port, China Southern General Aviation, China Southern further promotes the development of sea oil transportation and business flight industries; China Southern Logistics focuses on increasing air cargo capacity, building ground logistics infrastructure, and building an “integration of heaven and earth” air logistics industry system, so as to build a new service system with domestic circulation as the main body and domestic and international double circulation mutual promotion.

Performance contracts and appointment agreements were signed with new managers, which took the lead in realizing the tenure system and contract management in China Southern Airlines’ second-tier units which allowed for the deepened the reform of system and mechanism.

Company senior managers created and delivered a comprehensive reform plan that focuses on governance, employment and incentives to become new vanguard of aviation reforms.

4.2.2 Technological Innovation

China Southern Airlines has vigorously pursuing an innovation-driven development strategy that accelerates the digital transformation and intelligent transformation, and building the “three nets” of consumer Internet, industrial Internet and social Internet to maintain the vitality of the enterprise through innovation.

China Southern Airlines integrated internal and external innovation resources and elements which then strengthens the joint innovation of industry, university, research and application and actively took the lead in forming or participating in innovation consortia to improve innovation efficiency.

Through its consistently improving business models, product and service innovations, China Southern Airlines launched products to meet the personalized needs of staff which improving the quality of its aviation products.

China Southern Airlines engineers worked in 2020 to improve the airline innovation systems and operation mechanisms to enhance the integrated allocation of projects, platforms and funding in key areas.

The Company carried out “five small” innovation of the whole staff and promoted big changes with small incision. By selecting innovative leading talents, focusing on training digital talents, the power for innovation was gained.

In 2020, China Southern Airlines preliminarily built an IT architecture of “cloud platform + dual middle stations”, strengthen the use of new technologies such as cloud computing, big data and artificial intelligence and use digitalization to ensure passenger safety, improve operational efficiency, promote marketing services, promote green development and improve management levels .

4.3 Supplier Management

China Southern Airlines firmly believes that a sustainable supply chain can promote its own better operation and promote the common growth of suppliers.

In 2020, China Southern Airlines attached great importance to creating a fair, open and just business environment, operating in good faith and compliance with customers and industrial partners for responsible procurement, guiding suppliers to fulfill their own Corporate Social Responsibilities and jointly build a healthy and transparent supplier cooperation relationship and working together with all partners to create a better future.

4.3.1 Standardized Procurement Management

China Southern Airlines attaches great importance to transparency, honesty and trustworthiness in business dealings with its partners, continuously strengthens standardized procurement management, identifies environmental and social risks in each link of the supply chain, continuously strengthens management risk and integrity risk control in the procurement field, and regulates cooperation with suppliers from the aspects of operation, society and the environment.

“China Southern Airlines Procurement Bidding Website” is a new designated website for the disclosure and release of procurement information. In accordance with the principles of openness, fairness and justice, China Southern Airlines senior managers actively visits, communicates and coordinates, continuously improves processes and carries out standardized procurement to ensure that the procurement system is open, fair and transparent.

China Southern Airlines continuously improves procurement supervision and supervision, carry out “sunshine procurement” integrity education activities, enhancing the awareness of integrity, risk awareness and standardization and ensure suppliers’ right to know and equal participation.

China Southern Airlines regulates the cooperation with suppliers in terms of operation, society and environment, and jointly abide by laws and regulations and business ethics.

Suppliers are required to give 100% attention to product safety, quality and occupational safety and health to ultimately ensure the implementation of safety from system to implementation to monitoring; fully grasping the environmental impact of their own business and supplier business. This level of transparency encourages all suppliers to carry out carbon inventory, create and deliver relevant emission reduction plans based on the results and improve the process to achieve energy conservation and emission reductions.

4.3.2 Motivating Suppliers to Fulfill their Responsibilities

The “Supplier Management Measures” is an important management manual for the Company to carry out supplier management.

In 2020, China Southern Airlines continued to promote the establishment of a supplier management system, standardize management procedures, clarify management requirements for supplier warehousing, hierarchical use, evaluation and rating, prevent supply chain risks and creating a stable and efficient supply chain within a benign supplier ecosystem.

Suppliers enter a directory management and establish and improves the entry standard of each category of suppliers. This realizes the closed-loop management of product quality through the three acceptance links of factory inspection, optimization and improvement and delivery and commissioning, and evaluate the suppliers according to the acceptance data.

Focusing on the dimensions of “business, technology, delivery, quality and service”, the dynamic assessment and evaluation of the contract, acceptance, payment and after-sales implementation stages are carried out for the contracted suppliers, so as to improve the “quality archives” of the suppliers.

Combined with supplier complaints, reward and punishment management, bad behavior supplier management and supplier activity performance management, the suppliers are classified into excellent suppliers, qualified suppliers, registered suppliers and prohibited trading enterprise name list to improve the cooperation among excellent suppliers.

Index		2020 Performance
Suppliers by Region	Central South	6,900
	Northeast China	1,596
	East China	1,926
	North China	2,288
	Northwest China	834
	Southwest China	739
	Hong Kong, Macao and Taiwan	12
	Other regions	136

Total Number of Suppliers		14,431

4.3.3 Grow with suppliers

China Southern has built an efficient and smooth quality feedback and supplier communication mechanism, strengthened supplier relationship management, and worked with suppliers to grow together. It has unblocked channels for project performance, product quality, and service complaints, carried out “Supplier Exchange Day” and other themed activities, listened to supplier information feedback, communicated face-to-face to answer supplier confusion, and strengthened suppliers’ understanding of quality control and supplier management requirements, working with the supply chain to provide better services for China Southern Airlines’ ecosystem construction, passengers and other related parties, and promote the company’s high-quality development.

4.4 Strengthen Exchanges and Cooperation

Adhering to the concept of open sharing and win-win cooperation, China Southern Airlines, together with the government, universities and industry partners, constantly strengthens exchanges and cooperation in the fields of talents, technology and services, strengthens strategic cooperation, stimulates the power and vitality of sustainable development and jointly promotes the sustainable development of aviation industry chain, ecological chain and value chain.

Case Study: Becoming a strategic partner of the “First National Skills Competition”.

From December 10 to 13 in 2020, the first national skills competition was held in Guangzhou.

As the only transport enterprise among the strategic partners of the competition, China Southern Airlines provided high-quality air transport support services for the competition, and launched theme flights on 23 flights of 16 routes to Guangdong, creating a strong atmosphere for the competition. At the same time, with the theme of “sunshine China Southern Airlines dream to set sail, technology to connect the world”, three exhibition booths of “skills China Southern Airlines”, “food fashion China Southern Airlines” and “image of China Southern Airlines” were set up to show the corporate culture of sunshine China Southern Airlines and the service concept of “affinity and refinement”.

China Southern Airlines senior managers used the competition as an opportunity to strengthen the training of skilled talents, explore and build the training system of technical skilled talents, innovative and entrepreneurial talents needed to support the development of civil aviation transportation industry, such as flight, maintenance, aviation, crew, air security and ground services to promote the development of aviation industry.

Case Study: Actively participate in the third China International Import Expo.

From November 4 to 10 in 2020, the third China International Import Expo was held at the National Convention and Exhibition Center in Shanghai.

The China Southern Airlines Group signed agreements with 14 world-class manufacturers in the global aviation service field. As a “core support enterprise” and “designated air carrier”, China Southern Airlines has set up a service support group to ensure that the participants and goods are in place with affinity and refinement service.

The Company jointly launched the “ Import Expo “ painted aircraft to carry out theme flight activities at an altitude of 10,000 meters, so as to enhance the global influence of Import Expo.

5. Side by Side - Sharing a Harmonious Journey

China Southern Airlines has always believed in a “people-oriented” philosophy, committed to providing employees with a fair working environment and brilliant professional life … actively assuming the social responsibility of a market-leading central enterprise, sharing the fruits of corporate development with the society, and promoting harmonious social development.

5.1 Helping Employees Grow

Employees are the cornerstone of all state-owned enterprises and China Southern Airlines attaches great importance to the value of enterprise talents.

On the basis of protecting the basic rights and interests of employees, it builds a broad development platform for employees, helps them realize their career dreams, cares about their work and life, builds a harmonious labor relationship and promotes the common growth of employees and enterprises.

5.1.1 Employee Rights and Interests

China Southern Airlines strictly complies with the “Labor Law”, “Trade Union Law”, “Labor Contract Law” and other laws and regulations, signs labor contracts in accordance with the law, respects the diversity of employees and resolutely eliminates discrimination against employees due to factors such as age, gender, religious belief, ethnicity and educational background.

There were no forced labor, harassment or abuse or child labor incidents in 2020.

Table: Employee Data

Employee Data		Total number of employees
Total number of Employees		100,431
By Gender	female	52,883
	male	47,548
By type of Employment	flight	10,827
	service	38,004
	management	3,221
	Navigation	2,479
	Maintenance	16,295
	information	1,860
	Marketing	14,093
	Comprehensive	6,740
	Function	6,912
By Region	Domestic (except Guangzhou)	25,215
	International	74,219
	30 years old and below	997
By age	31-40 years old	43,831
	41-50 years old employees	32,149
	51 years old and above	19,079
	Domestic (except Guangzhou)	5,372
Other Data	Employee labor contract signing rate (%)	100%
	Employee social security coverage (%)	100%
	Number of new employees recruited	4,521
	Number of foreign employees:	838
	The proportion of middle-level and above female managers (%)	0.92%

Note: The above data do not include Xiamen Airlines and non-holding subsidiaries.

China Southern Airlines is a reputable national and international employer as the Company adheres to equal pay and equal benefits for equal work. This established salary system to provide competitive salaries.

In addition to national legal holidays, employees can also enjoy paid annual leave; family visit leave; marriage leave and birthday leave while female employees can enjoy pregnancy leave; maternity leave and lactation leave time periods.

The Company provides free annual physical examinations.

The “double hundred enterprises” China Southern Airlines and China Southern Airlines logistics simultaneously carry out an employee stock ownership plan and established a medium and long-term incentive mechanism of risk sharing and benefit sharing.

China Southern Airlines follows democratic management and requires employees to sign a “collective contract” in accordance with the law to protect the rights and interests of employees.

This allows for the implementation of the requirements of the “Guiding Opinions of the State-owned Assets Supervision and Administration Commission and State-owned Assets Supervision and Administration Commission on Establishing and Improving the System of Workers’ Congress of Central Enterprises”.

This allows for the improvement of the Company’s democratic management system, safeguard the legitimate rights and interests of employees, promote harmonious labor relations and continues to do a good job in the collection and handling of proposals to play a positive role in stabilizing the airline’s workforce.

In dealing with violations, the Company established a human resources evaluation system, conducting a comprehensive inspection and evaluation of human resources work on a regular basis and investigate and manage human resource problems.

5.1.2 Staff Development

China Southern Airlines attaches great importance to the development and training of employees, provides a variety of training courses, promotes the systematic and standardized development of training, and helps employees continue to learn and grow.

Actively respond to the impact of the pandemic, vigorously promote online education and training, build cadre education and training curriculum system, and provide sufficient talent guarantee for the safe and efficient operation of the Company.

Data: In 2020, 14,507 training projects were carried out, with 653,300 participants of which online training projects accounted for 23.74%, and the number of participants accounted for 39.93%.

Table: Staff Training

		Number of Trained Employees (person)	Average Training Time of Employees (hour)
Total		68,630	128.25
By Gender	Female	30,233	128.74
	Male	38,397	128.81
By Employee Type	High level	600	45.61
	Middle level	5,220	93.06
	Basic level	62,810	132.54

Leadership Training: Six training sessions of “start flight” and “three promotion” projects for young cadres were held, with 200 participants.

Crew Training: More than 1,250 on-the-job training for crew members with 39,718 person times and 1,066 flight attendants.

Language Training: More than 22 training sessions of Youth English and Security English were held with 781 participants.

Business Training: Held initial training courses for civil aircraft incident investigators, training courses for safety inspectors, training courses for micro class development, online training courses for commentators of China Southern Airlines development history museum and completed 15 training sessions with 532 person times.

Language Testing and Skills Appraisal Training: More than 544 English tests for flight attendants; 7,247 person times; 42 language level tests for flight attendants; 2,784 person times; 1,618 theoretical training for flight attendants and security inspection skills appraisals.

Online Training: Some 3,280 new online courses were added with 3.87 million on-line computer visits and 12.59 million visits from mobile users.

Picture: Carrying out Various Training

Case Study: The first online language teachers’ ability improvement class.

In April 2020, China Southern Airlines held a language teachers’ ability enhancement retraining class, which is the first time to implement the training in the form of full-time online live broadcast.

A total of 46 full-time and part-time language teachers participated in the training. The training course includes the English proficiency test for crew post, the teaching methods of oral English, reading and listening, and the construction of English test database for crew recruitment.

Online training not only saves hours of manpower costs and material resources but also allows students to look back at learning at any time, which opens up training ideas and improves training efficiency.

5.1.3 Employee Care

China Southern Airlines organizes various staff activities to balance the work and life of employees, care for female employees and deliver the passion of China Southern Airlines to every employee.

China Southern Airlines organizes “Health Cloud Sports” employee fitness check-in activities, essay activities, poetry recitation competitions and other activities to effectively help employees relieve stress and better engage in work.

China Southern Airlines agrees to the “Special Collective Contract for the Protection of the Rights and Interests of Female Workers” in accordance with the law and adhere to the principle of equality between men and women in employment, assessment, promotion, and enjoyment of welfare benefits.

The Company organizes female employees’ rights protection activities month to protect the legal rights and special interests of female employees. Improve the construction of the “Caring Mother Hut” to provide a private and clean rest place for female workers during pregnancy and childbirth.

China Southern Airlines also carries out a “special survey to help support employees to balance work and family responsibilities” to support female employees in balancing family and work.

China Southern Airlines retains files on employees in need and grants aid to distressed employees and families. The Company continues to be very generous by arranging for mutual aid funds for employees and their families suffering from major illnesses.

In 2020, a total of 495,000 yuan was provided for 12 families being challenged with labor difficulties, 54 ill female employees applied for civil aviation mutual aid of 640,000 yuan and 302 severely ill employees and family members applied for 1,926,400 yuan of mutual aid subsidies from China Southern Airlines.

China Southern Airlines launched a new “Employee Service Day” to address daily travel, finance and shopping needs of employees which strives to offer support for employees in terms of household registration, social security administration and children’s enrollment.

The Company has also improved the design and fabrics used in official China Southern Airlines branded luggage, leather shoes and clothing worn by all flight crew.

5.2 Contributing to the Harmonious Society

China Southern Airlines is committed to building a harmonious and shared society, continuously enhancing its sense of responsibility and mission to contribute to society; taking advantage of its business advantages to actively complete various special missions; actively participating in public welfare and charity and continuously satisfying the people’s needs for a better life.

5.2.1 Special Flight Mission

Civil aviation is an key element of the social public service system and emergency rescue system and an important force in the implementation of military, emergency, rescue, disaster relief and other transportation tasks.

As China’s largest airline, it is China Southern Airlines’ responsibility to serve the national strategy and successfully complete special missions.

Case Study: carrying out the earthquake relief task in Jiashi, Xinjiang.

On January 19, 2020, a magnitude 6.4 earthquake slammed Jiashi County, Kashgar Prefecture, Xinjiang.

That evening, China Southern Airlines’ Xinjiang Branch received an urgent call for emergency flight transportation and sent Urumqi rescue and command personnel to Kashgar Airport.

The Xinjiang Branch immediately started an emergency aircraft response for earthquake relief, coordinated available aircraft, crew and ground support personnel and completed the passenger boarding in less than two hours as rescue personnel were rushed to Kashi Airport.

Photo: Rescue Charter Aircraft at the Ready.

5.2.2 Charity

China Southern Airlines is committed to building a harmonious society by actively participating in community charity activities, giving back to the society and showing the responsibility of a state-owned enterprise with practical actions.

Case Study : “Dream house” gives children wings of dreams.

For some time, China Southern Airlines assist public welfare projects like the public welfare project, called the “dream building library”. The Company staff arranged for books, stationery and sporting goods to be delivered to schools and students in remote areas.

These actions helped establish a library and supported education which cultivates students’ good reading habits … giving them “wings of dreams”.

Picture: Happy Student Receiving Stationery.

Picture: China Southern Airlines insists on running an enterprise with an open attitude. On April 22, 2020, it carried out the “Social Responsibility Day” theme activities, inviting stakeholders to enter China Southern Airlines, get to know China Southern Airlines, and understand China Southern Airlines, so as to enhance trust and develop together with all sectors of society.

Performing Responsibilities Overseas

For years, China Southern Airlines has diligently build up a substantial international route network and abides by local laws and regulations … showing respect of varied cultural customs and is actively engaged with local communities.

The Company works to improve its international routes schedule and actively implements the “Belt and Road Initiative” by optimizing the regional aviation network of South Asia, Southeast Asia, South Pacific, Central and West Asia.

China Southern Airlines currently operates 172 routes in the countries and regions along the “Belt and Road”; carrying more than 15 million passengers each year, the airline has become a main economic force of aviation interconnection between China and the countries or regions along the “Belt and Road”.

The Company continues to deepen its exchanges and cooperation with numerous nations and international organizations, actively participating in international activities such as the Third Japan International Route Promotion Forum, and for nine consecutive years has sponsored the Sydney municipal government’s “Sydney Cultural Festival”.

These and many other sponsored roles work to enhance the international brand image of China Southern Airlines and accelerate its internationalization programs.

China Southern Airlines fully supports the global fight against the COVID-19 pandemic and in 2020 donated pandemic prevention materials to support its many airline partners.

The Company donated more than 310,000 pieces of anti-pandemic materials such as masks and gloves to international partners such as IATA, Korean Air, Qatar Airways, KLM and Finnair … and sent letters of condolences to 40 international partners to convey China’s confidence and strength in overcoming this global scourge.

As a member of the IATA Council, the Company introduced China’s pandemic prevention and control measures to the global aviation industry; produced an English version of the “China Southern Airlines Flight Guarantee Guidelines during the New Crown Pneumonia Pandemic” and video operation guides, and shared the practical experience of China Southern Airlines’ flight protection during the pandemic.

The Company opened a green channel to transport personnel and anti-pandemic materials as well as flying medical teams and medical supplies to Cambodia, Thailand, Pakistan, Japan, South Korea and other countries and regions.

Photo: Donating Surgical Masks to Korean Air

Appendix to the Report

1 Looking into the Future

2021 marks the first year of the “14th Five-Year Plan”. China Southern Airlines will continue to adhere to the guidance of Xi Jinping Thought on Socialism with Chinese Characteristics in the New Era and serve the national strategy and national economy and people’s livelihood; actively practice Corporate Social Responsibilities by enhancing the Company’s market-leading role as not only the largest airline of China but of greater Asia … to achieve global competition and in the process, is being transformed into a world-class air transportation company.

As a key state-owned enterprise, China Southern Airlines adheres to Party building to lead the development of enterprises; following the wise guidance of the party’s leadership and strengthening the party’s construction are the heart and soul of state-owned enterprises.

China Southern Airlines will resolutely implement the decision-making and deployment of the Party Central Committee; continuously deepen the integration of Party construction into enterprise governance; lead high-quality development with high-quality party construction, and celebrate the 100th Anniversary of Party construction with excellent development performance.

China Southern Airlines insists that flight safety is the lifeline of development and implement the strategic policy of “safety first”; continuously promote the construction of seven safety systems, focusing on preventing and resolving safety risks, continuously improve safety quality and ensuring the safety of all passengers.

The Company will continue to strengthen the occupational health and safety management of all employees, senior managers, pilots and flight crews as it investigates potential risks as well as coordinating the prevention and management of the COVID-19 pandemic situation.

China Southern Airlines is also committed to a friendly relationship with the environment and the world around us all as it implements the national green development concept, advocates green flight as it continues to improve the efficient use of jet fuel use, reducing greenhouse gas emissions as the airline increases pollution reductions and makes major contribution to achieving the goals of carbon neutrality.

The Company is pressing ahead with its “Integrated Service Initiative” as it strives to build a world-class service brand with China Southern Airlines characteristics. Upholding its mantra of “affinity and refinement”, the Company has made great strides in providing additional training and professional assessment of its flight crews and ground staff to enhance their international standards and provide the best service to our customers.

China Southern makes every effort to increase its internal reform efforts to stimulate the vitality of its enterprise … this allows for optimizing the airline route network and improve the operational services of its new and expanding flight operations at the new Beijing Daxing International Airport. This calls for the Company staff to focusing on core aviation resources and main business advantages and accelerating the construction of China Southern Airlines’ ecosystem and embarking on a path of high-quality development with China Southern’s characteristics.

The Company is pledged to pay close attention to the normalized prevention and management of the COVID-19 pandemic, and work with people all over the world to win the battle against this dreaded virus.

Concurrently, China Southern Airlines has in-depth experiences in poverty alleviation and makes bold new steps in the consolidation and expansion of poverty alleviation and effective connection of rural revitalization.

China Southern Airlines has substantial relationships with all of China’s domestic airlines and numerous international airlines and is a pioneer in the interconnection of the “Belt and Road Initiative” and is a leader in a new development pattern of services.

In 2021, China Southern Airlines is pledged to adhering to the guidance of Xi Jinping Thought on Socialism with Chinese Characteristics for a New Era, implement the overall idea of high-quality development and working with stakeholders towards a vibrant, post-pandemic future.

Appendix 1: List of Policies and Regulations

ESG indicators	Internal Policies	Relative Law and Regulations
A1 Emissions	Management measures for verification of the annual carbon emission data monitoring report of China Southern Airlines flight activities. Notice on the requirements of pollution prevention and control.

Interim measures for monitoring, reporting and verification of carbon dioxide emissions from civil aviation flight activities of CAAC Law of the People’s Republic of China on the prevention and control of water pollution.

Following the laws of the People’s Republic of China on the prevention and control of environmental pollution by solid wastes.

Conducting a three-year action plan for winning the blue-sky battle and notice on completing the work related to winning the blue-sky defense war by civil aviation.

A2 Resource usage	Management manual of energy conservation and emission reductions. Energy and environmental management business process.
A3 Environment and Natural Resources	Guiding opinions on comprehensively strengthening ecological environment protection.
A4 Climate Change

Notice on charging management of new energy vehicles.

Emergency response plan for new energy vehicle incidents.

Notice on further control of APU usage time.

Notice on promoting the implementation of optimization and support work flow of ground power supply and air conditioning equipment.

Notice on managing aviation fuel use efficiency in flight systems in 2020.

Notice on the issuance of aviation fuel utilization efficiency in flight systems during the first half of 2020.

B1 Employment	Regulations on labor contract management. Regulations on the administration of labor dispatch. Regulations on management of part time employment.

Follows all labor laws of the People’s Republic of China.

Follows all labor contract laws of the People’s Republic of China.

Regulations on the implementation of labor law of the People’s Republic of China.

B2 Health and Safety

General emergency management plan of China Southern Airlines.

Guiding opinions on style construction of safety practitioners of China Southern Airlines.

Standard code of conduct for pilots of China Southern Airlines (flight operation).

Follows all labor laws of the People’s Republic of China.

Follows all laws of the People’s Republic of China on prevention and control of occupational diseases as well as Civil Aviation laws of the People’s Republic of China;

Production safety laws of the People’s Republic of China;

Emergency response laws of the People’s Republic of China;

Anti-Terrorism laws of the People’s Republic of China, and fire protection laws of the People’s Republic of China.

B3 Development and Training	China Southern Airlines Training Master Plan (2018-2025).
B4 Labor Code

Special collective contract for the protection of the rights and interests of female workers.

Measures for the management of interns.

Regulations on the administration of honors and commendations.

Regulations on the management of punishment for violation of discipline and rules by employees.

Management measures for employee sick leave.

Management measures for employees’ holidays.

Measures for management of staff waiting for work.

Measures for the administration of internal talent markets.

Labor laws of the People’s Republic of China;

Regulations on Prohibition of child labor;

Laws of the People’s Republic of China on the protection of minors, and

Trade union laws of the People’s Republic of China

B5 Supply Chain Management

“Supplier Management Measures”.

“Administrative Measures for Bidding Monitoring Audiovisual Materials”.

“Procurement Management Manual”

“Implementation Rules for the Confidentiality of Procurement Information”.

“Employee Integrity Practice Regulations”.

“Procurement Management Department (Import and Export Trading Company) Manual”.

“Supplier Code of Conduct”.

“Laws of the People’s Republic of China on Tendering and Bidding”;

“Regulations on the Implementation of the Bidding and Bidding Laws of the People’s Republic of China”, and

“The Government Procurement Laws of the People’s Republic of China”

B6 Product Responsibility

Safety Audit Manual.

Regulations on the administration of dishonesty.

Regulations on supervision and management of cockpit voice recordings.

Regulations on the administration on no smoking aboard all aircraft.

Flight technology management manual

Pilot training program.

Operation manuals.

Aviation health management manual.

Aircraft public health manual.

Emergency control plan for public health emergencies.

“Civil Aviation Law of the People’s Republic of China”. “Large aircraft public air transport carrier operation certification rules”, and “Civil Aircraft Pilot Certification Rules”

B7 Anti-Corruption

“China Southern Airlines Opinions on establishing and promoting system mechanisms that “dare not, cannot, or do not want to be corrupt”.

Regulations on regulating leading cadres of China Southern Airlines. Working group in handling wedding and funeral celebrations.

Measures for the management of honest and clean government archives of leading cadres of China Southern Airlines Group.

Notice on the publication of complaint reporting methods.

Key points of building a clean and honest government and anti-corruption work in 2020.

2020 group’s plan for building a clean government and anti-corruption work system.

Working rules for disciplinary inspection and supervision institutions to handle complaints.

“Criminal Laws of the People’s Republic of China”.

“Company Laws of the People’s Republic of China”.

“Anti-Money Laundering Laws of the People’s Republic of China”; “The People’s Republic of China Anti-Unfair Competition Laws”;

“Interim Provisions on the Prohibition of Commercial Bribery”; “Anti-Monopoly Laws of the People’s Republic of China”, “Bidding Laws of the People’s Republic of China”, and “Supervision Laws of the People’s Republic of China”

B8 Community Investments	Opinions on volunteer service of China Southern Airlines. Notice on the establishment of the Steering Committee for voluntary service of China Southern Airlines Group. Guidelines of China Southern Airlines Group System on orderly participation of volunteer service team in COVID-19 pandemic prevention.	The Charity Law of the People’s Republic of China.

OF

3 Appendix 2: Performance Data

ESG Indicator		Unit	2018	2019	2020
A. Environment

A1. Emissions

A1.2	Carbon dioxide emissions	10,000 tons of CO2 equivalent	2,690.14	2,836.03	1,931.80
	Carbon dioxide emissions per ton kilometer	Tons / 10,000 tons km	8.88	8.69	9.286
A1.3	Hazardous waste (maintenance)	ton	490.559	615.205	388.968
A1.4	Non-hazardous waste (onboard service)	m3	6,597	7,909.5	7,146
A1.6	Waste gas treatment (maintenance)	10000m3	27,840	22,560	2,920
	Industrial wastewater treatment (maintenance)	ton	7,749.4	16,477	9,874
	Production wastewater treatment (aviation food)	ton	21.6	22.4	8.6
	Production wastewater treatment rate (aviation food)%		100	100	100
	Hazardous waste treatment rate (maintenance)%		100	100	100
	Harmless waste disposal rate (onboard service)%		100	100	100

A2. Resource Consumption

A2.1	Aviation fuel consumption	10,000 tons	854.01	900.33	613.27
	Fuel consumption per ton kilometer	Ton / 10,000 ton km	2.82		2.948
	gasoline	ton	5,012.95	4,869.11	3,922.78
	diesel oil	ton	10199.24	8,598.59	7,282.09
	coal	ton	2100	550.00	0
	electric	10000 kWh	2,7425.90	2,8190.80	2,7873.09
	natural gas	10000 m3	3,215.06	2537.49	965.8
	liquid gas	ton	258.52	195.14	167.17
A2.2	Total water consumption	10,000 tons	764.75	696.65	612.2
	Water consumption intensity	m3/ 10000 yuan	0.5946	0.4514	0.6585
B. Society

B1. Number of Employees: by gender, type of employment, age group and region

B1.1	Number of employees	Person	10,0831	103,876	100,431
Gender	Male	Person	41,286	60,882	52,883
	Female	Person	59,545	42,994	47,548
region	Guangzhou	Person	25,008	25,979	25,215
	Domestic (except Guangzhou)	Person	73,789	76,588	74,219
	International	Person	2,034	1,309	997
education	Postgraduate and above	Person		4,404	4,399
	Undergraduate	Person		50,660	51,494
	Junior college	Person		31,194	29,780
	High school and below	Person		17,618	14,758

age	Under 30	Person	49,304	49,954	43,831
	31-40 years old	Person	29,127	30,986	32,149
	41-50 years old	Person	17,789	18,033	19,079
	Over 50 years old	Person	4,611	4,903	4,725

B2. Health and Safety

B2.1	Work related deaths	Person	1	1	1
	Proportion of employees died at work	%	0.0010	0.0010	0.0010
B2.2	Working hours lost due to work	Working day	14,485	17,508	12,242

B3 Development and training

B3.1	Proportion of trainees: by gender
	Total number of trainees	person		63,665	68,630
	Male	person		35,049	38,397
	Female	person		28,616	30,233
B3.2	Average training hours of employees: by gender
	Average training hours of employees	hour		134.36	128.25
	Male	hour		153.55	128.81
	Female	hour		103.39	128.74

B5 Supply Chain Management

B5.1	Number of suppliers: by region
	Total number of suppliers	Company	7,250	13,479	14,431
	Central South	Company	2,927	4,473	6,900
	Northeast	Company	763	1,260	1,596
	East China	Company	1,197	1,323	1,926
	North China	Company	874	1,330	2,288
	Northwest	Company	714	861	834
	Southwest	Company	303	742	739
	Non-Mainland China	Company	472	3,490	148

B6 Product Responsibility
B6.2	Number of complaints received about products and services
	complaint rate		0.2465	0.3071	0.132

B7 Anti-Corruption

B7.1	Number of corruption lawsuits
	Litigation cases involving corruption, bribery, extortion, fraud and money laundering

B8 Community Investments

B8.2	Resources used in the focus area
	Dispatch poverty relief cadres	Person time	63	77	83
	Investment in poverty alleviation funds	Ten thousand yuan	2,189	3,593	4,462
	Help file and register the number of poor people out of poverty	person	234	3,045	6,063
	Number of volunteers	Person time	—	3,500	15,000
	working time	Ten thousand hours	—	3.6	1.5
	Perform important charter flights	Class	53	54	321
	Transport personnel for important charter flights	Person time	7,984	4,915	42,705

4 Appendix 3: Index of Indicators

•	ESG Index

Main Category	Content	Location
A Environment

Level A1: Emissions

General Disclosure	Information on exhaust and greenhouse gas emissions, pollution to water and land, generation of hazardous and non-hazardous wastes: (a) policies and (b) compliance with relevant laws and regulations that have a significant impact on the issuer	P52, P56-57

A1.1	Emission types and relevant emission data	P52-53, P56-57

A1.2	Direct (range 1) and energy indirect (range 2) total greenhouse gas emissions (in tons) and (if applicable) density (in units of production, per facility)	P52

A1.3	Total amount of hazardous waste generated (in tons) and (if applicable) density (in units of production and facilities)	P57

A1.4	Total amount of harmless waste generated (in tons) and (if applicable) density (in units of production and facilities)	P58

A1.5	Describe the emission targets set and the steps taken to achieve them	Emission targets have not been disclosed; China Southern Airlines is making relevant plans

A1.6	Describe the methods for handling hazardous and non-hazardous wastes and the waste reduction goals set and the steps taken to achieve these goals	Waste reduction target has not been disclosed; China Southern Airlines is making relevant plans

Level A2: Resource Consumption

General Disclosure	Policies for the efficient use of resources (including energy, water and other raw materials)	P56

A2.1	Total direct and / or indirect energy consumption (i.e. electricity, gas or oil) and density (i.e. per unit of production, per facility) by type	P53

A2.2	Total water consumption and density (i.e. per unit of production, per facility)	P53

A2.3	Describe the energy efficiency goals set and the steps taken to achieve them	The target has not been disclosed; China Southern Airlines is making relevant plans

A2.4	Describe any issues that may arise in obtaining the applicable water sources, the water use efficiency objectives set and the steps taken to achieve these objectives.	P56

A2.5	The total amount of packaging materials used in the finished product (in tons) and, if applicable, the percentage per production unit.	Not applicable

Level A3: Environment and Natural Resources

General disclosure	Policies to reduce the significant impact of Issuers on the environment and natural resources.	P36, P52, P54-58

A3.1	Describe the significant impacts of business activities on the environment and natural resources and actions taken to manage the impacts.	P36-38, P54-58

Level A4: Climate Change

General disclosure	Identify and respond to policies on mitigation measures related to major climate related issues that have and may have an impact on the issuer.	P36, P54-55

A4.1	Describe major climate related issues that have and may have an impact on the issuer and the actions to be taken to deal with them.	P36-38, P54-55

B Society

Employment and Labor Practices

Level B1: Employment

General Disclosure	Information on: (1) policies on remuneration and dismissal, recruitment and promotion, working hours, holidays, equal opportunities, diversification, anti-discrimination and other treatment and benefits; and (2) compliance with relevant laws and regulations that have a significant impact on the issuer.	P84

B1.1	Total number of employees by gender, type of employment, age group and region.	P84-85

B1.2	Turnover rate by gender, age group and region.	Not disclosed as yet, China Southern Airlines is carrying out relevant data statistics

Level B2: Health and Safety

General Disclosure	Information on: (1) policies for providing a safe working environment and protecting employees from occupational hazards; and (2) compliance with relevant laws and regulations that have a significant impact on the issuer.	P49

B2.1	Number and rate of deaths due to work.	P49

B2.2	Number of working days lost due to work injury.	P49

B2.3	Describe the occupational health and safety measures adopted, as well as relevant implementation and monitoring measures.	P49

Level B3: Development and Training

General Disclosure	Policies on improving employees’ knowledge and skills in performing their duties. Describe training activities.	P86-87

B3.1	Percentage of trainees by gender and type of employees (i.e. senior management, middle management).	P86

B3.2	Average number of training hours per employee by gender and type of employee.	P86

Level B4: Labor Standards

General disclosure	Information on: (1) policies to prevent child labor or forced labor; and (2) compliance with relevant laws and regulations that have a significant impact on the issuer.	P84

B4.1	Describe measures to review recruitment practices to avoid child labor and forced labor.	P84

B4.2	Describe the steps taken to eliminate violations when they are identified.	P85

Business Practice

Level B5: Supply Chain Management

General Disclosure	Environmental and social risk policy of supply chain management.	P95

B5.1	Number of suppliers by region	P80

B5.2	Describe the practice of employing suppliers, the number of suppliers to whom the practice is implemented, and the implementation and monitoring methods of the practice.	P79-80

B5.3	Describe the management, implementation and monitoring methods for identifying environmental and social risks in each link of the supply chain.	P77

B5.4	Describe the practices for promoting the use of environmentally friendly products and services when selecting suppliers, as well as the relevant implementation and monitoring methods.	P79

Level B6: Product Responsibility

General Disclosure	Information on the health and safety, advertising, labeling and privacy of the products and services provided and remedies: (1) policies; and (2) compliance with relevant laws and regulations that have a significant impact on the issuer.	P49, P71

B6.1	Percentage of the total number of products sold or delivered that need to be recovered for safety and health reasons.	Not applicable

B6.2	Number of complaints about products and services received and how to deal with them.	P71

B6.3	Describe practices related to the maintenance and protection of intellectual property rights.	P76

B6.4	Describe the quality verification process and product recovery procedure.	Not applicable

B6.5	Describe the consumer data protection and privacy policy, as well as the relevant implementation and monitoring methods.	P71

Level B7: Anti-Corruption

General disclosure	Information on: (1) policies to prevent bribery, extortion, fraud and money laundering; and (2) compliance with relevant laws and regulations that have a significant impact on issuers.	P76, P95

B7.1	Number and outcome of corruption lawsuits brought and concluded against the issuer or its employees during the reporting period.	P76, P99

B7.2	Describe preventive measures and reporting procedures, as well as relevant implementation and monitoring methods.	P76

B7.3	Describe the anti-corruption training provided to directors and employees.	P76

Level B8: Community Investments

General Disclosure	Policy on community involvement to understand the needs of the communities in which they operate and to ensure that the interests of the communities are taken into account in their business activities.	P28, P95

B8.1	Focus on areas of contribution (i.e. education, environmental issues, labor needs, health, culture, sports).	P18-23, P28-33、P90

B8.2	Resources (such as money or time) used in the area of focus.	P18, P28-33

•	GRI Standards Index

Table of Contents	GRI standards
Letter from the Chairman	102-14、102-15

About China Southern Airlines	102-1, 102-2, 102-3, 102-4, 102-5, 102-6, 102-7, 102-16, 102-17, 102-18, 102-22, 103-2, 205-2, 205-3, 417-1, 417-2

Social Responsibility Governance	102-20, 102-21, 102-29, 102-31, 102-32, 102-33, 102-34, 102-40, 102-42, 102-44, 102-47, 103-2, 205-2, 205-3

Focus on 2020	103-2, 203-1, 413-1, 415-1

“13th Five-Year” value creation

Safe and Happy - Guarding the Journey at Ease

Safety Management	103-2

Aviation Safety	103-2, 416-2

Passenger Safety	103-2, 416-1

Occupational Health and Safety	403-2

Green and Environmental Protection - Starting a Low-Carbon Journey

Environmental Management	103-2, 302-1, 302-3, 302-4, 305-4

Tackling Climate Change	103-2, 302-3, 302-4, 302-5

Green Operation	301-1, 301-3, 303-3, 306-1, 306-2

Advocate Green Environmental Protection	—

Affinity and Refinement - Creating a Warm Journey Together

Passenger Service	103-2

Freight Service	—

Customer Relationship Maintenance	418-1

Efficient and First Class - Creating a Value Journey

Compliant and Stable Operation	102-30, 103-2, 205-2, 205-3, 206-1

Innovation, Reform and Development	—

Supplier Management	102-9, 103-2, 414-1, 414-2

Strengthen Exchanges and Cooperation	—

Side by side - Share a Harmonious Journey

Help Employees Grow	103-2, 401-1, 401-2, 401-3, 405-1, 406-1, 103-2, 404-1, 404-2

Contribute to a Harmonious Society	203-1, 103-2, 413-1

Appendix

ESG Index	—

GRI Standards Index	102-55

5 Appendix 4: Third Party Verification

6. Appendix 5: Feedback

Dear Reader:

Hello … and thank you for reading this Corporate Social Responsibility report. In order to further improve our work and make next year’s CSR report even better, we hope you can give feedback and suggestions in the following aspects:

Your identity is:

● Customers ● Investors ● Government ● Employees ● Partners ● Environmental Protection Agencies ● Community ● Media ● Peer ● Other

Selective Questions:

1. Are you satisfied with this CSR report as a whole?

☐ Yes ☐ No ☐ No Opinion

2. Is the information you are concerned about reflected in this CSR report?

☐ Yes ☐ No ☐ No Opinion

3. Do you think the report truthfully reflects the content of China Southern Airlines’ Corporate Social Responsibility work and its impact on stakeholders?

☐ Yes ☐ No ☐ No Opinion

4. Can you easily find the information you care about in this CSR report?

☐ Yes ☐ No ☐ No Opinion

5. Are you satisfied with the layout design of this CSR report?

☐ Yes ☐ No ☐ No Opinion

Open Questions:

6. What do you think are the shortcomings of this CSR report?

7. What content in this report do you wish to disclose on a regular basis?

8. Do you have any comments and suggestions on our future CSR work and reports?

7 Appendix VI: List of Compilers

China Southern Airlines Social Responsibility Report Writing Team:

Yang Liu, Guan Tongpei, Zhang Xiaoli, Wang Yuanjing, Fu Fangcong, Zeng Xin, Murong Zihao, Yan Li, Deng Yunhua, Hu Jin, Xie Junyi, Sun Xiqing, Wang Xia, He Nian, Wang Xiaoe, Li Lanlan, Sun Qian, Zhang Mengyuan, Wang Dan, Zheng Yongming, Pan Lei, Zhao Hao, Che Zixuan, Gong Tao, Ma Xuhui, Yu Shan, He Haiyan, Zhang Zhengzheng, Tang Pengfei, Fang Chao, Wang Shuyang, Yang Haowen and Lu Liqiang，Wang Huihui, Li Ling, Huang Kun

English Editor: Jeff Ruffolo